Exhibit 99.1

Nakombe Niobium and Yttrium REE assays strengthen target grades

57 metres @ 0.315% Nb₂O₅ from surface, including 14 metres @ 0.426% Nb₂O₅, at MPYDD009

Key Points

●	Niobium mineralisation from surface: ICP-MS laboratory assays from MPYDD009 returned 57 metres @ 0.315% Nb₂O₅ from surface, including 14 metres @ 0.426% Nb₂O₅ from 43 metres, with the entire 385.4 metre hole averaging 0.192% Nb₂O₅.

●	Southern extent confirmed by ICP-MS: MPYDD015 returned 22 metres @ 0.243% Nb₂O₅ from 349.5 metres downhole, within a 202.5 metre sampled section averaging 0.161% Nb₂O₅ from 199 metres to end of hole.

●	Yttrium-rich rare earth basket: Rare earths are elevated throughout both holes: MPYDD015 returned 12.5 metres @ 0.238% Nb₂O₅ and 1,855 ppm TREO from 389 metres to end of hole, with Y₂O₃ making up 24.5% of TREO, while MPYDD009 averaged 1,415 ppm TREO (17.0% Y₂O₃) over the entire hole.

●	Tantalum and gallium co-enrichment: Niobium is accompanied by tantalum and gallium, with MPYDD009 returning 174 ppm Ta and 61 ppm Ga over the upper 57 metres.

●	Continuity across 270 metres strike: MPYDD015, the southernmost hole drilled on the Nakombe target and paired as a scissors hole with MPYDD009, confirms continuity of the mineralised system across the 270 metres strike length proven to date.

●	Open at depth and along strike: Mineralisation remains open at depth, to the east and north, with drilling ongoing on the eastern extent, and to resume on the Nakombe North target in 2027 (Figure 1).

●	Pathway to maiden MRE: An infill program of six holes now in process on the Southern Nakombe target targeting completion before the end of 2026. Three diamond rigs are now active on site working to underpin a maiden Mineral Resource Estimate, provisionally planned for release in May–June 2027.

●	Laboratory assays supersede pXRF: Results are laboratory ICP-MS assays and supersede the pXRF results previously reported for MPYDD009 (ASX announcement, 19 May 2026) and MPYDD015 (ASX announcement, 5 June 2026). ICP-MS returned higher grades than pXRF in both holes: MPYDD009 averaged 0.192% Nb₂O₅ over the entire 385.4 metre hole, up from 0.17% Nb₂O₅ reported by pXRF, and MPYDD015 returned 0.243% vs 0.228% Nb₂O₅ over the headline 22 metre interval from 349.5 metres. This uplift is consistent with the pXRF understatement observed at MPYDD006. Full results are provided in Appendix 1 and methodology in JORC Table 1 (Appendix 2).

30 October 2026 | ASX Announcement MPYDD015 EXTENDS NIOBIUM MINERALISATION AT NAKOMBE SYENITE INTRUSION

OVERVIEW

Chilwa Minerals Limited (ASX:CHW) (Chilwa or the Company) is pleased to provide a further update on diamond drilling at its REE, niobium, tantalum and gallium alkaline intrusive target within the Company’s Lake Chilwa licence in Southern Malawi.

Drilling at Chilwa’s Nakombe target in the Mpyupyu area, conducted as part of the Company’s carbonatite-hosted REE exploration, was initially focused on the northern of the Mpyupyu anomalies (drillholes MPYDD001,2,3,4 & 5) and the base of Mpyupyu Hill, a prominent syenite intrusion. Following announcement of the ICP-MS results for MPYDD006 (0.31% Nb₂O₅ over 126 metres from 125 metres downhole)1 the southern of the two anomalies at Mpyupyu, and the Nakombe Target became the Company’s clear focus for diamond drilling.

The Company’s second diamond rig joined Rig1 in early April, followed by a third rig, and all three rigs have continued with pre-resource drilling at the Nakombe target since that time. Six holes remain on the Southern Nakombe target, with completion targeted before the end of 2026 ahead of a maiden Mineral Resource Estimate provisionally scheduled for May–June 2027.

Drilling at MPYDD015 has intercepted basement gneiss in the upper 185 metres of the drillhole before intercepting the target alkaline syenite intrusion beyond that depth and to end of hole.

ICP-MS assays for MPYDD015 confirm niobium mineralisation throughout the alkaline syenite, with the lower sampled section returning 0.161% Nb₂O₅ over 202.5 metres from 199 metres downhole to end of hole at 401.5 metres. MPYDD015 was selectively sampled, and the upper sampled section in basement gneiss (0.6 to 21.2 metres) returned background values.

Significant ICP-MS intervals above a 0.2% Nb₂O₅ cut-off include:

●	MPYDD015: 0.243% Nb₂O₅ (2,098 ppm TREO, 124 ppm Ta, 41 ppm Ga) over 22 metres from 349.5 metres downhole

●	MPYDD015: 0.238% Nb₂O₅ (1,855 ppm TREO, 455 ppm Y₂O₃) over 12.5 metres from 389 metres downhole to end of hole

●	MPYDD015: 0.208% Nb₂O₅ over 13.3 metres from 328.2 metres downhole

●	MPYDD009: 0.315% (1,582 ppm TREO, 174 ppm Ta, 61 ppm Ga) Nb₂O₅ from surface to 57 metres downhole

-	Including 0.426% Nb₂O₅ over 14 metres from 43 metres downhole

●	MPYDD009: 0.261% Nb₂O₅ over 10 metres from 130 metres downhole (1,964 ppm TREO)

●	MPYDD009: 0.216% Nb₂O₅ over 25.1 metres from 150 metres downhole

●	MPYDD009: 0.208% Nb₂O₅ over 22.1 metres from 272.5 metres downhole

●	TREO values peak at 0.8% TREO in a single 1.3m interval from 111.15 to 112.45m downhole on MPYDD009

All values stated are laboratory ICP-MS assays. Intervals are length-weighted averages, widths are downhole and true widths are not yet known. Oxide values are derived from elemental assays by stoichiometric conversion (JORC Table 1, Appendix 2). Full assay results and significant intervals are provided in Appendix 1, Tables 1 and 2.

[1]	Chilwa Minerals Limited, ASX announcement, 09 March 2026.

www.chilwaminerals.com.au	Page 2 of 25

30 October 2026 | ASX Announcement MPYDD015 EXTENDS NIOBIUM MINERALISATION AT NAKOMBE SYENITE INTRUSION

Chilwa Minerals’ Managing Director, Cadell Buss, commented:

“These laboratory results confirm niobium mineralisation across the full strike length of the Nakombe intrusion tested to date. At the southern end, MPYDD015 has returned 22 metres at 0.243% Nb₂O₅, above the grade indicated by pXRF, while at the northern end MPYDD009 has delivered niobium mineralisation from surface, including 14 metres at 0.426% Nb₂O₅.

Critically, MPYDD015 and MPYDD009 form a scissors pair — drilled from opposite ends of the intrusion on opposing azimuths — and both holes have now returned meaningful Nb₂O₅ intervals confirmed by ICP-MS. These results complement earlier results for MPYDD006 and MPYDD007 – an east west scissors pair through the target.

The assays also highlight the rare earth credentials of the system, with yttrium making up as much as a quarter of the TREO in the deepest part of MPYDD015, alongside tantalum and gallium. With every hole we drill, the scale of this system continues to grow, and these laboratory results are a key input as we work towards a maiden Mineral Resource Estimate.

A further key input is the QEMSCAN particle mineral analysis (PMA) underway on composites at our external laboratory partners. This will give us our first detailed look at niobium and rare earth mineral deportment and associations, which is critical both to targeting our next phase of drilling and to the potential maiden Mineral Resource Estimate.

Combined with the significant work already completed on our Mpyupyu Heavy Mineral Sands deposit, and the work ongoing in pre-resource HMS drilling at the new Mpyupyu West HMS discovery these Niobium results position Chilwa’s interests in the Mpyupyu area alone, as a truly unique, multi-commodity critical minerals asset

GEOLOGICAL CONTEXT

MPYDD015 (results reported in this announcement) is drilled from a position in the far south of the target and directed north, reaching a depth of 401.5 metres. The hole was collared in basement and intersected alkaline-syenite intrusive series rocks from 190 metres downhole. Niobium grades generally increase downhole, with the zone from 240 metres to end of hole at 401.5 metres averaging 0.181% Nb₂O₅ (no cut-off), including an intercept of 22 metres @ 0.243% Nb₂O₅ from 349.5 metres above a 0.2% Nb₂O₅ cut-off. MPYDD009, drilled from the opposite end of the target on an opposing azimuth, returned niobium mineralisation from surface, with 0.315% Nb₂O₅ from 0 to 57 metres downhole, including 14 metres @ 0.426% Nb₂O₅ from 43 metres.

www.chilwaminerals.com.au	Page 3 of 25

30 October 2026 | ASX Announcement MPYDD015 EXTENDS NIOBIUM MINERALISATION AT NAKOMBE SYENITE INTRUSION

Figure 1: Map showing Mpyupyu REE/Nb drill hole collar positions, as well as infill drilling positions on the southern Nakombe target. Coordinate system: WGS 1984 UTM Zone 36S.

Rigs 1 and 2 are currently drilling at hole MPYDD031 and MPYDD033 on the eastern margin of the intrusion on a western azimuth.

Rig 3 is currently drilling at MPYDD013 in the centre of the intrusion, also drilling on a western azimuth.

Lithological logging, supported by pXRF continues to support the interpretation of a plug-to-pipe-like intrusive body plunging to the south or southwest. MPYDD009 is collared in a coarse syenite unit determined as a separate intrusive phase and grade domain as discussed in the company’s exploration target

Table 1: Nakombe South Exploration Target – tonnage and grade ranges by mineralised domain (ASX announcement, 15 June 2026)

Domain	Tonnage (Mt)	Nb₂O₅ %	TREO %	Ta ppm	Ga ppm
Syenite	30–45	0.13–0.20	0.15–0.23	65–101	30–50
Porphyry (high-grade core)	4–6	0.28–0.42	0.13–0.19	160–240	43–65
Total Exploration Target	34–51	0.14–0.22	0.15–0.23	75–120	30–50

Contained metal equates to approximately 50,000–118,000 t TREO, 49,000–113,000 t Nb₂O₅, 2,600–6,000 t Ta and 1,000–2,400 t Ga. TREO excludes Sc₂O₃. The Exploration Target is conceptual in nature; there has been insufficient exploration to estimate a Mineral Resource, and it is uncertain whether further exploration will result in the estimation of a Mineral Resource.

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30 October 2026 | ASX Announcement MPYDD015 EXTENDS NIOBIUM MINERALISATION AT NAKOMBE SYENITE INTRUSION

Figure 2: Section line A-B (looks West) showing MPYDD009 (ICP-MS, left of drill trace), MPYDD015 (ICP-MS left of drill trace). Core logging and assay results from all holes drilled to date support the interpretation of a plug-to-pipe like intrusive body plunging to the south or southwest (left of section). Coarse syenite and medium-fine grained syenite units are distinguished lithologically and in their average grade in Niobium and REE.

Total metres drilled on the target has now reached approximately 2,866 across fifteen drill holes. This excludes metres drilled at MPYDD001–005 on the northern shore of the Nakombe stream (Figure 1).

www.chilwaminerals.com.au	Page 5 of 25

30 October 2026 | ASX Announcement MPYDD015 EXTENDS NIOBIUM MINERALISATION AT NAKOMBE SYENITE INTRUSION

RARE EARTH OXIDE DISTRIBUTION

The rare earth oxide (REO) assemblage of MPYDD009 and MPYDD015 has been characterised from length-weighted ICP-MS composites of the two holes combined, for all samples (602.4 metres averaging 1,392 ppm TREO) and for samples grading ≥0.2% Nb₂O₅ (237.8 metres averaging 1,638 ppm TREO). The share of each oxide in total rare earth oxides (TREO) is set out in Table 2 and shown in Figure 3.

●	LREO-dominated: cerium oxide (CeO₂) and lanthanum oxide (La₂O₃) account for 38.7% and 18.9% of TREO respectively across all samples, with light rare earth oxides (LREO) making up 75.7% of the basket.

●	Magnet rare earths: neodymium and praseodymium oxides (NdPr) account for 16.0% of TREO across all samples and 15.7% in samples grading ≥0.2% Nb₂O₅.

●	Yttrium and heavy rare earths: yttrium oxide (Y₂O₃) accounts for 16.2% of TREO (17.1% at ≥0.2% Nb₂O₅), and heavy rare earth oxides (HREO, including Y₂O₃) for 24.3% (25.5% at ≥0.2% Nb₂O₅).

●	Consistent with the syenite host: every oxide is within about one percentage point of the syenite host composite from MPYDD006 and MPYDD007 (ASX announcement, 15 June 2026). The assemblage differs from the porphyry core, which is richer in CeO₂ and La₂O₃ (48.4% and 23.1%) and lower in Y₂O₃ (8.5%).

Table 2: REO distribution (% of TREO) – MPYDD009 and MPYDD015 compared with MPYDD006 and MPYDD007

Oxide	MPYDD009 + 015 all samples	MPYDD009 + 015 ≥0.2% Nb₂O₅	MPYDD006 + 007 syenite host¹	MPYDD006 + 007 porphyry core¹
CeO₂ % of TREO	38.7	38.6	37.8	48.4
La₂O₃ % of TREO	18.9	18.0	19.2	23.1
Nd₂O₃ % of TREO	12.0	11.8	11.5	8.6
Pr₆O₁₁ % of TREO	4.0	4.0	3.9	4.3
Y₂O₃ % of TREO	16.2	17.1	17.1	8.5
Other REO % of TREO	10.3	10.5	10.5	7.2
NdPr (Nd₂O₃ + Pr₆O₁₁) % of TREO	16.0	15.7	–	–
HREO (incl. Y₂O₃) % of TREO	24.3	25.5	–	–
TREO (ppm)	1,392	1,638	–	–
Composite length (m)	602.4	237.8	–	–

Values are % of TREO unless stated. TREO = La₂O₃–Lu₂O₃ + Y₂O₃, excluding Sc₂O₃ (reported separately: 14 ppm across all samples, 13 ppm at ≥0.2% Nb₂O₅). LREO = La₂O₃–Sm₂O ₃; HREO = Eu₂O₃–Lu₂O₃ + Y₂O₃; Other REO = Sm, Eu, Gd, Tb, Dy, Ho, Er, Tm, Yb and Lu oxides. MPYDD009 and MPYDD015 composites are length-weighted; lithological domains are not separated. ¹ Length-weighted composites previously reported (ASX announcement, 15 June 2026, Figure 4); NdPr and HREO not reported on the same basis.

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30 October 2026 | ASX Announcement MPYDD015 EXTENDS NIOBIUM MINERALISATION AT NAKOMBE SYENITE INTRUSION

Figure 3: REO distribution as a percentage of TREO for MPYDD009 and MPYDD015 combined – all samples (left) and samples grading ≥0.2% Nb₂O₅ (right). Distributions are length-weighted ICP-MS composites; TREO excludes Sc₂O₃.

UPCOMING PROGRAMME

●	6 holes remain on the Southern Nakombe target which are targeted for completion before the end of year 2026.

●	QEMSCAN analysis of composites and further metallurgical work is progressing at external lab partners Lightdeepearth RSA. Composites were formed from key domains and grade ranges from the deposit with initial information of mineralogy and mineral deportment expected to contribute to the maiden MRE.

●	Further drilling is planned on the Nakombe North target in new year 2027.

●	A dataset constituting the 23 completed and planned holes (for approximately 4,000m of core intersecting the target) at Southern Nakombe to be compiled following receipt of ICP-MS results into a maiden MRE with a provisional estimate of May-June 2027.

●	Further mineralogical and metallurgical work is planned to commence following review of initial Qemscan composite results.

www.chilwaminerals.com.au	Page 7 of 25

30 October 2026 | ASX Announcement MPYDD015 EXTENDS NIOBIUM MINERALISATION AT NAKOMBE SYENITE INTRUSION

ABOUT CHILWA MINERALS

Chilwa Minerals Limited (ASX: CHW) is a Southern Malawi-focused critical minerals explorer advancing four concurrent programmes within its Lake Chilwa licence: a niobium-REE-tantalum-gallium discovery at the Mpyupyu alkaline intrusive target (Nakombe), a carbonatite-hosted REE exploration programme across the broader licence package, a Heavy Mineral Sands project along the northern and western shores of Lake Chilwa, and an emerging ionic clay REE programme targeting leachable rare earth elements within the weathering profile of the Chilwa Alkaline Complex. The Company is uniquely positioned with multiple critical mineral exposures within a single contiguous licence area in one of Africa’s most prospective underexplored alkaline provinces.

Mpyupyu Niobium-REE Discovery — an alkaline syenite intrusion hosting significant niobium mineralisation with co-product tantalum and gallium, announced to the ASX on 9 March 2026. Pre-resource diamond drilling is ongoing with three rigs, targeting geometry and grade continuity ahead of a maiden Resource Estimate. QEMSCAN and metallurgical test work on composites is underway.

Carbonatite-hosted REE Exploration — systematic exploration across a package of 47 geophysics anomalies identified in 2024 within the Chilwa Alkaline Province, one of the largest alkaline igneous provinces in sub-Saharan Africa, targeting carbonatite and alkaline syenite-hosted rare earth element mineralisation across multiple ranked targets within the licence.

Chilwa Heavy Mineral Sands (HMS) — a JORC 2012-compliant Mineral Resource covering the Mposa, Mpyupyu Dune and Mpyupyu Flat deposits on the northern shore of Lake Chilwa was announced on 07 December 2025. A revised Mineral Resource Estimate for the Mpyupyu deposits incorporating final assays, per-interval XRF and QEMSCAN data is scheduled for late May 2026.

Ionic Clay REE Programme — an early-stage programme targeting leachable rare earth elements adsorbed onto clay minerals within the weathering profile developed over REE-bearing alkaline and carbonatite source rocks of the Chilwa Alkaline Complex. The ionic clay REE style of mineralisation — characterised by low-cost extractability using mild ammonium sulfate leaching without the need for energy-intensive processing — represents a potentially significant additional value driver within the Company’s existing licence footprint.

www.chilwaminerals.com.au	Page 8 of 25

30 October 2026 | ASX Announcement MPYDD015 EXTENDS NIOBIUM MINERALISATION AT NAKOMBE SYENITE INTRUSION

COMPLIANCE STATEMENT

Previously Reported Exploration Results. The Company confirms that the Exploration Results previously reported on the dates mentioned in the body of the announcement continue to apply and that the Company is not aware of any new information or data that materially affects the information included in those announcements.

Competent Person Statement

The information in this report that relates to the Exploration Results is based on, and fairly represents, information and supporting documentation prepared by Mr Geoff Chapman who is a Fellow of the AusIMM. Mr Chapman has sufficient experience relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr Chapman confirms there is no potential for a conflict of interest in acting as a Competent Person and has provided his prior written consent to the inclusion in the report of the matters based on his information in the form and context in which it appears.

FORWARD-LOOKING STATEMENTS

This announcement may contain some references to forecasts, estimates, assumptions and other forward-looking statements. Although Chilwa believes that its expectations, estimates and forecast outcomes are based on reasonable assumptions, it can give no assurance that they will be achieved where matters lay beyond the control of Chilwa and its Officers. Forward-looking statements may be affected by a variety of variables and changes in underlying assumptions that are subject to risk factors associated with the nature of the business, which could cause actual results to differ materially from those expressed herein.

-ENDS-

This Announcement has been authorised by the Managing Director.

For further information contact:

Cadell Buss

Founder and Managing Director

cbuss@chilwaminerals.com.au

www.chilwaminerals.com.au	Page 9 of 25

30 October 2026 | ASX Announcement MPYDD015 EXTENDS NIOBIUM MINERALISATION AT NAKOMBE SYENITE INTRUSION

Appendix 1

Table 3: ICP-MS results, Mpyupyu/Nakombe target holes MPYDD009 (0 to 385.4 metres) and MPYDD015 (0.6 to 401.5 metres)

Hole Number	Sample ID	From	To	CeO₂ ppm	Dy₂O₃ ppm	Er₂O₃ ppm	Eu₂O₃ ppm	Gd₂O₃ ppm	Ho₂O₃ ppm	La₂O₃ ppm	Lu₂O₃ ppm	Nd₂O₃ ppm	Pr₆O₁₁ ppm	Sc₂O₃ ppm	Sm₂O₃ ppm	Tb₄O₇ ppm	Tm₂O₃ ppm	Y₂O₃ ppm	Yb₂O₃ ppm	TREO ppm	Ga ppm	Nb₂O₅ ppm	Nb₂O₅ %	Ta ppm	Th ppm	U ppm
MPYDD009	MPY91931	0.00	1.20	219.1	10.3	8.5	0.3	7.3	2.5	57.1	4.4	36.9	13.4	16.0	6.3	1.1	2.5	57.9	22.1	449.7	56.6	3,593.9	0.359	184.5	40.2	51.3
MPYDD009	MPY91932	1.20	2.40	167.2	12.4	9.7	0.3	9.2	3.1	61.9	4.5	49.5	16.3	15.3	8.8	1.4	2.6	76.8	23.3	447.2	57.5	3,320.7	0.332	177.5	39.0	46.5
MPYDD009	MPY91933	2.40	3.60	607.2	14.7	9.1	0.7	13.1	3.2	288.0	3.5	169.0	60.9	11.4	22.0	2.0	2.3	75.4	18.9	1,290.2	62.6	3,363.6	0.336	184.1	61.8	63.6
MPYDD009	MPY91934	3.60	4.60	239.2	18.0	15.1	0.5	11.4	4.7	124.1	7.1	70.9	24.6	23.0	11.4	1.9	4.2	103.5	36.6	673.1	51.8	3,609.7	0.361	172.6	48.2	37.4
MPYDD009	MPY91935	4.60	5.75	222.0	13.5	8.7	0.3	10.9	3.1	107.9	3.3	67.2	22.6	11.4	11.2	1.6	2.2	73.4	17.6	565.7	61.0	3,666.9	0.367	200.2	36.7	52.3
MPYDD009	MPY91936	5.75	7.55	912.1	20.9	9.9	0.8	20.4	4.0	468.3	2.4	255.3	88.3	7.4	33.2	3.1	2.1	97.5	14.2	1,932.5	62.0	4,043.2	0.404	212.4	45.7	58.1
MPYDD009	MPY91937	7.55	8.70	787.0	17.3	8.8	0.7	17.2	3.3	359.9	2.6	214.6	77.2	8.3	29.5	2.5	1.9	82.3	15.1	1,620.0	60.2	3,706.9	0.371	196.0	44.4	67.0
MPYDD009	MPY91938	8.70	10.66	706.8	16.6	8.9	0.6	14.8	3.4	375.8	2.4	188.7	66.7	7.8	23.2	2.2	1.9	80.6	14.0	1,506.7	63.1	3,030.2	0.303	173.4	38.6	40.2
MPYDD009	MPY91939	10.66	11.40	993.5	26.9	13.3	1.0	28.1	5.3	479.8	4.1	314.5	102.9	21.0	46.2	4.0	3.0	160.6	22.2	2,205.3	63.5	2,509.4	0.251	146.2	31.7	43.5
MPYDD009	MPY91941	11.40	12.44	579.4	28.1	15.6	0.7	17.9	6.2	299.3	3.8	163.8	56.2	12.4	25.3	3.4	3.2	183.6	22.0	1,408.3	59.8	2,596.7	0.260	148.7	36.4	35.2
MPYDD009	MPY91942	12.44	12.92	485.6	81.5	46.8	2.3	41.0	19.7	211.0	7.6	199.3	56.3	14.7	45.0	10.1	8.7	677.5	50.7	1,943.1	43.3	1,518.0	0.152	95.2	49.6	38.1
MPYDD009	MPY91943	12.92	13.20	339.9	35.6	20.0	1.2	21.6	8.2	153.5	3.5	141.3	39.0	7.1	26.9	4.6	3.9	276.2	23.6	1,098.9	35.0	536.5	0.054	34.9	44.3	15.3
MPYDD009	MPY91944	13.20	14.40	509.8	72.6	35.6	3.0	45.4	16.2	252.0	5.6	224.6	60.5	19.2	47.0	10.7	6.6	502.8	38.3	1,830.7	33.4	603.8	0.060	43.7	35.8	17.3
MPYDD009	MPY91946	14.40	16.00	1,391.2	31.8	12.5	1.4	36.5	6.0	645.2	1.9	356.1	128.7	2.1	57.5	5.8	2.2	144.1	13.0	2,833.7	69.7	2,817.0	0.282	177.8	47.8	34.4
MPYDD009	MPY91947	16.00	17.30	587.8	16.3	9.8	0.6	14.2	3.6	290.3	3.2	168.3	58.7	14.0	23.0	2.5	2.4	77.7	17.8	1,276.0	63.9	2,390.7	0.239	145.7	32.6	33.4
MPYDD009	MPY91948	17.30	19.30	894.3	33.3	17.6	1.3	31.2	7.1	483.4	4.3	298.1	97.5	11.5	47.7	5.6	3.8	195.3	25.7	2,146.3	62.7	2,349.2	0.235	140.7	36.2	29.7
MPYDD009	MPY91949	19.30	21.30	1,992.2	53.8	26.3	2.0	52.1	11.2	966.4	5.5	469.1	184.3	12.1	81.2	9.1	5.1	324.2	33.8	4,216.3	64.5	2,535.2	0.254	141.7	82.8	34.7
MPYDD009	MPY91951	21.30	22.00	1,030.6	34.0	15.6	1.6	37.2	6.6	499.0	3.8	354.0	112.1	10.3	60.1	6.4	3.2	168.1	21.5	2,353.8	64.3	3,189.0	0.319	171.8	39.0	47.2
MPYDD009	MPY91952	22.00	23.50	714.1	30.6	15.1	1.2	29.7	6.5	349.4	4.1	226.0	75.9	15.0	41.4	4.9	3.2	160.6	23.6	1,686.4	65.6	3,054.5	0.305	167.0	32.2	58.4
MPYDD009	MPY91953	23.50	25.00	821.8	32.8	15.2	1.3	32.7	6.9	389.7	3.4	253.8	83.8	11.4	46.7	5.5	3.0	176.6	21.4	1,894.8	68.7	2,997.3	0.300	167.9	32.5	59.2
MPYDD009	MPY91954	25.00	26.00	561.7	19.4	13.2	0.6	16.3	4.8	262.0	4.3	152.9	55.0	15.0	24.1	2.8	3.2	105.1	24.6	1,250.0	65.0	2,621.0	0.262	151.6	34.5	46.3
MPYDD009	MPY91955	26.00	28.00	597.4	21.6	12.7	0.8	19.8	4.9	272.2	3.9	182.3	61.4	11.8	30.4	3.4	2.9	136.6	22.3	1,372.6	64.5	2,373.5	0.237	131.8	34.7	46.1
MPYDD009	MPY91956	28.00	30.00	632.1	25.0	14.2	0.8	22.0	5.7	269.5	4.7	177.4	63.6	17.6	30.1	3.9	3.2	169.7	25.6	1,447.5	65.3	2,965.8	0.297	157.9	34.7	61.9
MPYDD009	MPY91957	30.00	32.00	518.9	24.4	16.0	0.8	18.6	6.1	215.1	5.0	154.7	52.8	16.9	27.0	3.5	3.7	182.6	28.0	1,257.2	61.6	2,867.1	0.287	153.3	35.6	55.7
MPYDD009	MPY91958	32.00	34.00	591.0	29.8	19.0	0.9	22.8	7.4	260.8	5.1	175.1	59.8	15.8	32.2	4.4	4.1	221.2	30.2	1,463.9	63.0	2,897.2	0.290	146.3	37.2	56.4
MPYDD009	MPY91959	34.00	35.00	649.6	35.5	19.7	1.0	28.0	8.2	310.3	4.4	199.5	66.2	14.0	36.2	5.3	4.0	225.8	27.8	1,621.5	65.2	2,498.0	0.250	129.6	34.9	50.6
MPYDD009	MPY91961	35.05	37.00	407.0	25.4	18.2	0.6	16.6	6.9	194.9	4.4	123.2	42.9	14.6	21.6	3.4	4.0	211.1	27.0	1,107.0	61.8	2,014.4	0.201	105.0	27.7	35.7
MPYDD009	MPY91962	37.00	39.00	405.6	12.9	11.7	0.5	13.7	3.7	187.2	4.5	112.3	40.4	17.9	16.6	1.8	3.2	82.7	25.3	921.9	66.1	1,945.8	0.195	86.8	30.7	36.9
MPYDD009	MPY91963	39.00	41.00	741.0	30.6	18.2	1.0	26.6	7.0	336.7	5.0	208.4	74.1	15.3	36.8	4.8	4.1	181.8	30.1	1,706.3	62.1	3,651.1	0.365	191.6	34.3	74.8
MPYDD009	MPY91964	41.00	43.00	458.1	27.7	19.6	0.7	17.3	7.3	217.7	5.1	131.7	46.9	17.0	22.6	3.6	4.3	221.6	30.4	1,214.6	58.7	2,542.4	0.254	137.6	26.6	60.6
MPYDD009	MPY91966	43.00	45.00	683.1	23.9	15.3	0.9	20.9	5.8	290.3	4.7	190.1	68.1	12.7	30.5	3.5	3.4	174.7	26.8	1,542.1	59.2	3,788.5	0.379	197.1	31.2	76.7
MPYDD009	MPY91967	45.00	47.00	686.8	19.9	12.5	0.7	17.6	4.7	289.6	3.5	177.6	67.1	16.9	26.6	2.9	2.9	144.9	21.0	1,478.1	62.8	3,887.2	0.389	201.4	32.8	84.3
MPYDD009	MPY91968	47.00	49.00	750.8	15.1	9.3	0.7	14.5	3.6	313.5	2.7	174.7	70.7	8.9	23.2	2.2	2.1	101.2	15.6	1,499.9	56.8	5,014.6	0.501	257.6	28.8	95.0
MPYDD009	MPY91969	49.00	51.00	802.9	19.7	11.2	0.7	18.7	4.6	342.1	2.5	199.8	76.6	6.9	27.7	3.1	2.3	151.0	15.3	1,678.1	58.0	5,134.8	0.513	267.0	28.9	107.7
MPYDD009	MPY91971	51.00	53.00	653.5	17.6	10.5	0.6	15.9	4.2	277.5	2.6	167.8	63.3	7.8	24.2	2.7	2.2	130.0	15.7	1,388.4	58.3	4,001.7	0.400	222.8	24.7	82.7
MPYDD009	MPY91972	53.00	55.00	710.8	18.2	9.8	0.7	16.8	4.2	298.2	1.9	185.6	67.9	5.5	26.0	2.8	1.8	128.5	12.2	1,485.6	58.3	4,472.4	0.447	288.1	20.9	83.0
MPYDD009	MPY91973	55.00	57.00	706.7	33.5	18.6	0.9	25.5	8.1	310.9	3.3	201.4	70.3	6.3	34.0	4.8	3.4	281.8	21.7	1,725.1	60.9	3,500.9	0.350	250.8	22.7	58.0
MPYDD009	MPY91974	57.00	59.00	576.6	54.4	27.9	1.4	38.3	12.8	276.4	3.5	217.1	62.7	2.9	45.8	7.9	4.8	455.4	26.2	1,811.2	63.3	1,126.0	0.113	77.9	27.8	20.3
MPYDD009	MPY91975	59.00	60.50	322.5	36.7	19.8	0.8	24.0	8.7	141.3	2.7	131.3	36.7	4.1	28.8	5.2	3.4	302.5	19.8	1,084.2	61.8	859.9	0.086	60.3	20.5	16.4
MPYDD009	MPY91976	60.50	61.43	546.6	40.1	22.4	1.0	27.8	9.7	250.5	3.4	186.4	57.8	6.7	35.0	5.6	4.0	335.1	23.6	1,549.1	66.9	1,682.5	0.168	98.1	31.2	25.9
MPYDD009	MPY91977	61.43	63.00	468.1	48.2	26.1	1.2	31.8	11.5	201.7	3.5	190.0	53.2	5.4	39.5	6.8	4.5	396.7	26.0	1,508.8	55.9	1,775.5	0.178	103.9	28.8	33.1
MPYDD009	MPY91978	63.00	65.00	435.0	41.0	22.6	1.0	26.0	10.0	179.4	3.5	164.6	49.2	8.4	33.2	5.5	4.1	363.2	24.6	1,363.0	43.8	2,118.9	0.212	116.6	35.8	44.7
MPYDD009	MPY91979	65.00	67.00	416.6	41.1	24.0	1.2	24.9	10.2	171.6	3.9	153.7	46.5	6.6	31.7	5.6	4.5	368.5	26.8	1,330.6	42.8	1,978.7	0.198	109.2	60.2	43.3
MPYDD009	MPY91981	67.00	69.00	374.9	35.9	20.2	0.9	22.2	8.8	149.9	3.1	140.7	42.2	4.9	28.1	4.9	3.7	321.5	21.3	1,178.3	44.1	1,908.6	0.191	111.9	28.1	42.6
MPYDD009	MPY91982	69.00	71.00	408.9	42.2	23.4	1.0	26.4	10.3	174.9	3.5	162.6	46.9	9.0	33.5	5.9	4.2	351.4	25.4	1,320.6	45.5	1,510.8	0.151	98.5	32.1	37.8
MPYDD009	MPY91983	71.00	73.00	905.2	80.7	41.3	2.0	54.1	18.9	439.2	5.0	337.8	98.8	3.7	68.6	11.5	6.9	611.3	37.3	2,718.6	46.1	1,930.0	0.193	97.5	39.1	40.5
MPYDD009	MPY91984	73.00	75.00	395.7	43.3	24.5	1.0	25.1	10.7	166.7	3.4	152.4	44.7	5.1	31.5	5.8	4.3	359.5	25.4	1,294.0	45.2	1,455.0	0.146	95.1	34.2	41.8
MPYDD009	MPY91986	75.00	77.00	677.0	65.4	34.9	1.6	42.5	15.6	327.6	4.3	258.8	74.9	6.3	52.6	8.9	5.9	531.2	32.5	2,133.8	46.0	1,721.1	0.172	91.1	38.1	41.0
MPYDD009	MPY91987	77.00	78.50	609.8	65.0	35.9	1.6	40.2	15.7	271.0	4.9	242.7	69.5	9.0	50.8	8.9	6.2	547.1	34.8	2,004.1	46.1	2,186.1	0.219	108.2	36.3	53.7
MPYDD009	MPY91988	78.50	80.00	671.6	79.8	41.6	1.9	49.1	18.9	297.9	5.2	270.4	78.0	5.8	60.9	11.1	7.0	597.2	38.3	2,228.7	46.5	2,246.2	0.225	115.2	45.4	53.1
MPYDD009	MPY91989	80.00	81.15	472.2	53.8	28.9	1.6	33.2	12.9	203.6	3.9	197.4	55.3	6.0	41.6	7.3	5.0	424.1	27.9	1,568.9	42.5	1,761.2	0.176	92.9	34.9	41.0
MPYDD009	MPY91990	81.15	81.58	135.7	8.6	4.2	4.9	12.3	1.5	62.2	0.5	76.6	17.4	22.2	13.6	1.4	0.5	47.5	2.8	389.7	21.4	108.7	0.011	5.4	5.5	2.0
MPYDD009	MPY91991	81.58	83.00	385.5	32.6	18.6	0.9	19.9	8.1	152.5	2.8	138.2	42.5	6.9	26.7	4.6	3.4	286.1	19.7	1,142.3	41.5	2,249.1	0.225	106.7	36.8	50.5
MPYDD009	MPY91992	83.00	85.00	137.1	8.3	3.9	4.6	11.9	1.5	63.0	0.5	76.2	17.5	20.6	13.2	1.4	0.5	39.7	2.8	382.0	19.3	130.2	0.013	7.4	6.2	2.7
MPYDD009	MPY91993	85.00	87.00	582.9	45.4	25.2	1.2	29.3	11.0	259.5	3.9	197.7	62.3	8.0	37.8	6.6	4.7	389.2	26.6	1,683.3	43.9	2,229.0	0.223	109.4	43.8	47.7
MPYDD009	MPY91994	87.00	89.00	637.0	59.8	31.3	1.5	38.7	14.2	284.2	4.1	242.1	71.3	7.8	49.6	8.7	5.6	463.0	30.5	1,941.8	43.8	2,261.9	0.226	108.7	42.7	47.1
MPYDD009	MPY91995	89.00	91.00	573.3	54.7	31.0	1.4	33.8	13.3	248.9	4.7	218.0	64.8	10.1	44.2	7.8	5.8	416.9	33.1	1,751.6	42.8	2,180.4	0.218	119.1	40.8	43.7

www.chilwaminerals.com.au	Page 10 of 25

30 October 2026 | ASX Announcement MPYDD015 EXTENDS NIOBIUM MINERALISATION AT NAKOMBE SYENITE INTRUSION

Hole Number	Sample ID	From	To	CeO₂ ppm	Dy₂O₃ ppm	Er₂O₃ ppm	Eu₂O₃ ppm	Gd₂O₃ ppm	Ho₂O₃ ppm	La₂O₃ ppm	Lu₂O₃ ppm	Nd₂O₃ ppm	Pr₆O₁₁ ppm	Sc₂O₃ ppm	Sm₂O₃ ppm	Tb₄O₇ ppm	Tm₂O₃ ppm	Y₂O₃ ppm	Yb₂O₃ ppm	TREO ppm	Ga ppm	Nb₂O₅ ppm	Nb₂O₅ %	Ta ppm	Th ppm	U ppm
MPYDD009	MPY91996	91.00	93.00	705.7	60.1	34.1	1.5	38.6	14.5	313.6	5.8	252.9	78.5	9.8	51.3	8.8	6.6	448.7	39.7	2,060.5	43.6	2,254.8	0.225	116.6	54.7	46.9
MPYDD009	MPY91997	93.00	95.00	910.1	78.0	42.0	2.0	50.0	18.3	428.7	6.1	341.5	102.5	8.3	68.1	11.5	7.8	536.0	43.8	2,646.5	43.4	2,057.3	0.206	107.5	53.6	40.4
MPYDD009	MPY91998	95.00	96.50	107.1	7.8	4.6	3.2	9.6	1.6	49.7	0.5	59.8	13.8	27.0	10.6	1.2	0.6	46.0	3.5	319.5	17.3	84.4	0.008	4.9	4.3	1.5
MPYDD009	MPY91999	96.50	98.08	101.8	7.0	3.5	3.2	9.3	1.3	46.3	0.3	57.9	13.2	29.6	10.1	1.2	0.5	37.7	2.6	296.0	16.9	76.0	0.008	4.7	4.2	1.2
MPYDD009	MPY92201	98.08	98.45	117.3	11.4	5.1	3.4	11.9	2.3	53.0	0.7	64.9	15.1	27.5	11.9	1.6	0.9	77.2	5.0	381.7	21.8	164.5	0.016	6.9	5.5	2.5
MPYDD009	MPY92202	98.45	100.45	747.5	60.3	33.3	1.6	40.6	14.4	349.7	4.9	276.7	82.8	8.1	53.6	8.9	6.2	425.2	35.4	2,140.9	43.0	1,974.4	0.197	101.1	49.7	40.5
MPYDD009	MPY92203	100.45	102.20	513.1	39.6	24.7	0.9	24.4	9.9	226.1	4.8	172.6	55.2	9.8	32.6	5.5	5.3	305.0	32.8	1,452.5	42.0	2,020.1	0.202	108.5	57.3	41.1
MPYDD009	MPY92204	102.30	104.00	504.6	41.4	25.2	0.9	24.1	10.4	212.6	4.3	168.3	54.0	8.7	31.7	5.6	5.0	329.8	30.3	1,448.3	43.3	2,333.5	0.233	119.4	40.3	46.6
MPYDD009	MPY92205	104.00	106.00	514.5	38.2	22.9	0.8	23.2	9.5	227.8	4.0	163.6	54.0	10.9	30.8	5.3	4.6	302.6	27.8	1,429.5	42.3	2,184.7	0.218	113.7	50.2	44.3
MPYDD009	MPY92206	106.00	107.50	428.7	34.2	20.8	0.8	20.4	8.7	176.7	3.6	144.5	45.9	9.4	26.9	4.8	4.1	277.7	24.6	1,222.6	42.9	2,260.5	0.226	120.4	40.4	49.1
MPYDD009	MPY92207	107.50	108.50	469.4	36.0	21.7	0.9	22.0	8.9	204.2	3.9	160.6	51.0	8.4	29.8	5.1	4.2	290.0	26.3	1,334.1	41.9	2,179.0	0.218	112.7	37.4	44.2
MPYDD009	MPY92208	108.50	109.85	132.8	7.5	3.1	4.9	11.5	1.3	61.2	0.2	74.5	17.3	19.8	13.1	1.3	0.3	32.0	1.9	362.9	19.2	90.0	0.009	5.0	5.3	1.3
MPYDD009	MPY92209	109.85	110.15	347.3	29.0	16.4	2.4	19.0	7.0	153.9	2.7	136.8	39.4	12.3	26.2	4.2	3.2	213.2	19.2	1,020.0	30.7	995.8	0.100	62.0	23.7	24.4
MPYDD009	MPY92210	110.15	111.10	139.5	8.6	4.0	4.9	12.1	1.5	64.3	0.5	76.7	17.8	23.0	13.6	1.4	0.5	42.0	2.8	390.2	19.6	107.6	0.011	5.7	6.0	1.9
MPYDD009	MPY92211	111.15	112.45	3,778.6	73.2	31.8	3.1	86.8	15.2	2,335.2	3.6	841.2	343.4	2.6	133.4	13.3	5.1	463.0	27.6	8,154.4	60.7	2,824.2	0.282	121.5	147.2	26.7
MPYDD009	MPY92212	112.45	113.40	221.8	11.5	7.3	2.0	11.1	2.4	111.5	1.3	87.7	25.4	17.6	13.8	1.8	1.3	64.5	8.0	571.3	28.8	204.6	0.020	10.0	16.3	4.4
MPYDD009	MPY92213	113.40	113.90	215.5	11.6	7.7	2.0	10.8	2.5	108.0	1.4	85.7	24.8	18.3	13.5	1.8	1.3	67.6	8.3	562.3	28.2	198.9	0.020	9.3	15.8	4.4
MPYDD009	MPY92214	113.90	114.40	283.9	18.4	11.7	1.9	15.9	4.0	141.3	1.8	108.6	32.3	17.0	18.7	2.7	1.9	113.5	12.0	768.5	31.2	436.4	0.044	24.9	20.8	6.1
MPYDD009	MPY92215	114.40	116.00	685.7	46.6	33.8	1.4	35.5	10.9	368.7	5.7	216.5	71.3	9.8	39.0	6.4	6.1	339.1	37.5	1,904.0	49.8	1,369.2	0.137	80.9	112.4	24.6
MPYDD009	MPY92216	116.00	118.00	643.7	38.3	24.6	1.2	30.2	8.4	314.0	3.6	199.7	67.8	11.7	35.6	5.4	4.0	246.0	23.5	1,645.8	42.9	2,652.5	0.265	127.6	39.2	39.7
MPYDD009	MPY92217	118.00	120.00	523.2	35.9	25.4	0.9	24.1	8.2	245.9	4.2	154.3	54.4	12.7	28.3	4.7	4.5	229.2	27.0	1,370.2	42.6	2,468.0	0.247	120.0	55.2	41.0
MPYDD009	MPY92218	120.00	121.80	369.3	32.7	21.7	0.8	21.6	7.3	176.5	3.1	119.4	39.7	3.7	23.5	4.4	3.7	216.0	21.6	1,061.3	42.0	1,548.0	0.155	83.5	59.2	21.9
MPYDD009	MPY92219	122.00	124.00	418.8	39.5	26.9	0.9	25.7	9.0	191.8	3.5	142.5	46.0	6.4	28.2	5.2	4.3	273.4	25.4	1,241.1	41.2	1,782.7	0.178	99.2	65.4	31.9
MPYDD009	MPY92221	124.00	125.00	565.8	50.3	32.0	1.4	35.3	11.2	271.6	3.9	199.8	62.8	7.4	39.0	6.9	5.0	332.3	27.9	1,645.2	40.8	1,692.5	0.169	84.1	67.8	38.2
MPYDD009	MPY92222	125.00	127.00	422.4	34.5	22.8	0.9	24.6	7.8	205.4	3.0	140.2	45.5	5.1	26.4	4.7	3.8	243.6	21.0	1,206.5	40.7	1,536.6	0.154	87.9	45.4	28.5
MPYDD009	MPY92223	127.00	128.00	389.6	33.4	21.0	0.8	23.3	7.4	190.1	2.6	127.4	41.3	3.5	24.6	4.5	3.3	236.8	18.7	1,124.9	41.1	1,304.8	0.130	91.5	46.9	24.5
MPYDD009	MPY92224	128.00	130.00	372.5	35.5	22.6	0.8	23.7	7.9	182.7	3.0	126.1	40.1	4.0	24.9	4.7	3.7	255.5	21.1	1,124.8	40.8	1,289.1	0.129	87.8	57.5	22.4
MPYDD009	MPY92226	130.00	132.00	506.7	48.1	32.6	1.2	29.5	10.9	216.0	4.4	171.2	56.3	8.3	34.0	6.4	5.3	340.2	30.1	1,492.8	40.3	2,272.0	0.227	116.7	63.3	49.6
MPYDD009	MPY92227	132.00	134.00	872.8	46.3	30.1	1.4	37.3	10.1	459.3	4.5	258.7	89.3	6.3	43.5	6.6	5.1	276.7	31.2	2,172.9	49.2	2,652.5	0.265	115.2	139.5	44.7
MPYDD009	MPY92228	134.00	135.00	976.0	71.5	47.5	1.9	49.1	15.8	430.5	7.1	302.7	104.4	9.2	57.3	9.8	8.2	465.3	50.0	2,596.9	55.5	4,543.9	0.454	198.2	191.3	106.5
MPYDD009	MPY92229	135.00	136.00	1,652.6	69.2	44.8	2.4	60.1	15.0	804.1	6.6	409.4	158.3	14.7	74.4	10.1	7.5	485.0	44.4	3,843.9	53.9	3,615.4	0.362	162.4	132.7	73.3
MPYDD009	MPY92231	136.00	138.00	460.7	47.4	33.5	1.2	29.7	11.0	200.5	4.3	162.6	51.5	9.0	32.8	6.2	5.4	351.1	30.2	1,428.1	40.6	1,857.0	0.186	99.7	41.9	40.1
MPYDD009	MPY92232	138.00	140.00	485.1	49.9	36.2	1.2	29.4	11.9	208.3	4.4	164.1	53.5	11.8	32.0	6.2	5.8	385.8	31.3	1,505.3	40.7	2,206.1	0.221	125.0	35.6	44.0
MPYDD009	MPY92233	140.00	142.00	478.8	55.3	38.5	1.2	33.0	13.2	215.9	4.3	165.0	52.4	8.1	32.9	6.8	6.1	396.1	31.4	1,531.0	43.1	1,912.8	0.191	125.4	29.5	41.5
MPYDD009	MPY92234	142.00	144.00	500.7	49.4	34.2	1.2	31.5	11.5	219.5	4.0	168.9	54.9	10.0	33.4	6.4	5.4	362.4	28.6	1,511.7	43.2	1,968.6	0.197	109.2	33.7	43.6
MPYDD009	MPY92235	144.00	146.00	405.2	34.9	24.4	0.9	22.9	8.0	169.1	3.1	132.5	44.0	10.4	24.9	4.6	3.9	275.4	21.7	1,175.6	42.3	1,971.5	0.197	109.0	27.3	43.6
MPYDD009	MPY92236	146.00	148.00	391.5	35.9	24.2	0.9	24.2	8.4	159.9	3.0	134.4	43.5	8.0	25.5	4.7	3.9	279.0	21.2	1,160.1	43.8	1,974.4	0.197	106.9	26.5	41.5
MPYDD009	MPY92237	148.00	150.00	436.8	41.9	27.4	1.0	29.3	9.6	188.4	3.3	152.9	48.2	8.0	30.0	5.6	4.3	320.5	23.0	1,322.4	43.8	1,835.6	0.184	102.6	29.8	40.5
MPYDD009	MPY92238	150.00	152.00	393.8	30.0	20.6	0.8	20.4	6.9	161.6	3.0	120.8	41.7	10.1	22.0	3.9	3.4	239.5	19.5	1,087.9	43.0	2,020.1	0.202	109.1	31.9	46.5
MPYDD009	MPY92239	152.00	154.00	391.5	29.3	20.4	0.8	19.8	6.8	160.1	3.0	121.1	41.2	9.2	21.8	3.8	3.4	235.3	19.9	1,078.1	42.7	1,994.4	0.199	115.1	33.9	48.6
MPYDD009	MPY92241	154.00	156.00	502.8	37.4	24.7	0.9	26.3	8.4	226.6	3.2	157.9	53.0	7.5	31.1	5.1	4.0	283.4	22.4	1,387.2	44.4	2,004.4	0.200	115.9	38.7	50.1
MPYDD009	MPY92242	156.00	158.00	520.6	43.4	28.6	1.2	30.8	9.7	230.2	3.5	169.2	55.9	9.2	35.7	5.8	4.7	319.4	25.4	1,484.1	43.3	2,008.7	0.201	109.3	37.7	48.6
MPYDD009	MPY92243	158.00	160.00	526.6	41.9	27.4	1.0	28.5	9.5	241.5	3.5	161.7	55.2	9.4	33.0	5.5	4.6	311.0	24.9	1,475.9	43.2	2,015.9	0.202	109.8	37.0	48.0
MPYDD009	MPY92244	160.00	161.10	456.2	41.8	26.9	1.0	27.4	9.4	186.1	3.3	149.6	50.3	10.0	32.1	5.5	4.3	310.9	23.3	1,328.3	44.3	2,138.9	0.214	119.1	38.3	52.8
MPYDD009	MPY92246	161.10	163.10	443.1	41.5	26.9	1.2	28.1	9.3	178.1	3.3	149.4	48.8	9.8	33.2	5.5	4.3	313.2	23.7	1,309.6	43.0	2,093.1	0.209	112.5	37.5	48.6
MPYDD009	MPY92247	163.10	165.10	506.1	42.8	27.7	1.0	29.9	9.6	215.3	3.4	166.4	54.6	8.4	35.3	5.8	4.5	321.0	24.0	1,447.4	43.5	2,143.2	0.214	112.7	39.0	49.3
MPYDD009	MPY92248	165.10	167.10	570.6	45.2	28.0	1.2	33.4	10.1	265.4	3.1	192.7	61.6	6.4	39.1	6.1	4.3	318.7	22.4	1,602.0	44.7	1,947.2	0.195	106.9	36.3	47.1
MPYDD009	MPY92249	167.10	169.10	607.0	49.0	31.0	1.3	34.1	10.9	272.1	3.5	203.0	65.1	7.7	40.5	6.5	4.8	344.8	25.5	1,698.9	44.6	2,377.8	0.238	121.7	37.4	52.0
MPYDD009	MPY92251	169.10	171.10	773.9	55.7	35.6	1.4	40.2	12.4	381.9	4.0	232.0	78.9	10.7	47.1	7.5	5.5	408.4	28.6	2,112.9	46.3	2,332.0	0.233	117.0	48.0	53.0
MPYDD009	MPY92252	171.10	173.10	577.5	51.0	32.2	1.4	34.8	11.3	243.4	3.9	190.9	63.3	10.4	41.0	6.8	5.1	374.5	27.4	1,664.6	45.8	2,705.5	0.271	134.8	40.4	59.9
MPYDD009	MPY92253	173.10	175.10	486.3	46.1	29.4	1.3	31.8	10.2	207.9	3.4	167.7	53.9	7.1	36.3	6.1	4.7	324.8	24.5	1,434.5	45.7	2,256.2	0.226	116.1	36.6	49.0
MPYDD009	MPY92254	175.10	177.10	444.3	49.0	30.4	1.3	33.9	10.9	190.9	3.3	165.0	50.5	6.6	38.6	6.6	4.7	344.1	25.1	1,398.6	46.4	1,728.3	0.173	93.4	31.0	39.2
MPYDD009	MPY92255	177.10	179.10	501.6	53.1	32.1	1.4	38.0	11.7	228.8	3.4	185.6	56.3	6.6	43.0	7.2	4.9	368.4	25.6	1,561.2	49.9	1,696.8	0.170	88.5	29.6	32.8
MPYDD009	MPY92256	179.10	181.10	307.6	32.3	19.3	0.9	23.2	7.0	140.0	2.0	113.5	34.6	3.2	25.9	4.4	3.0	209.4	15.6	938.6	46.0	1,230.4	0.123	68.7	20.2	18.0
MPYDD009	MPY92257	181.10	183.10	309.8	21.0	13.6	0.6	15.3	4.6	131.5	1.9	98.2	33.0	5.8	19.2	2.8	2.3	138.3	13.2	805.4	44.5	1,819.9	0.182	98.8	27.0	35.2
MPYDD009	MPY92258	183.10	185.10	517.3	34.4	22.6	1.0	24.9	7.7	211.9	3.1	159.8	54.7	7.5	31.2	4.6	3.8	262.0	21.3	1,360.3	44.4	2,788.4	0.279	146.0	45.5	65.5
MPYDD009	MPY92259	185.10	187.10	511.8	35.7	23.4	1.0	26.3	7.9	210.8	3.2	162.0	54.7	10.0	32.1	4.8	3.9	281.7	21.7	1,381.0	44.8	2,661.1	0.266	147.7	41.1	66.5
MPYDD009	MPY92261	187.10	189.00	248.0	11.0	6.7	2.0	11.2	2.3	127.1	1.0	80.7	25.9	10.0	12.6	1.6	1.1	66.0	6.8	604.2	29.0	424.9	0.042	24.6	20.7	10.0
MPYDD009	MPY92262	189.00	189.90	412.9	34.9	21.7	0.9	25.4	7.4	172.9	2.6	134.1	44.7	6.3	26.1	4.6	3.4	258.3	19.0	1,169.0	44.6	2,043.0	0.204	110.7	30.8	51.2
MPYDD009	MPY92263	189.90	191.90	428.7	37.3	23.3	0.9	27.5	8.0	181.2	2.7	143.5	46.8	6.4	27.6	4.9	3.7	267.9	19.9	1,224.1	46.2	2,106.0	0.211	116.8	33.5	51.8
MPYDD009	MPY92264	191.90	193.00	518.1	41.8	26.2	1.0	30.9	9.0	238.3	3.2	164.5	55.0	7.5	31.0	5.5	4.2	305.2	22.5	1,456.4	47.3	2,124.6	0.212	121.7	41.1	50.7
MPYDD009	MPY92266	193.00	195.00	521.9	43.0	28.5	1.2	30.8	9.5	222.4	3.8	165.5	55.7	13.0	31.8	5.6	4.7	318.5	25.7	1,468.6	44.7	2,496.6	0.250	131.0	40.7	56.7
MPYDD009	MPY92267	195.00	197.00	708.3	44.8	28.2	1.2	35.5	9.5	358.9	3.4	206.3	71.9	9.7	36.4	6.0	4.5	326.9	24.6	1,866.3	45.1	2,280.5	0.228	122.2	50.1	55.5
MPYDD009	MPY92268	197.00	199.00	752.0	49.5	31.9	1.4	39.3	10.5	364.6	4.2	227.9	77.4	9.5	41.0	6.6	5.3	351.1	29.0	1,991.9	45.1	2,579.6	0.258	129.1	49.1	56.4

www.chilwaminerals.com.au	Page 11 of 25

30 October 2026 | ASX Announcement MPYDD015 EXTENDS NIOBIUM MINERALISATION AT NAKOMBE SYENITE INTRUSION

Hole Number	Sample ID	From	To	CeO₂ ppm	Dy₂O₃ ppm	Er₂O₃ ppm	Eu₂O₃ ppm	Gd₂O₃ ppm	Ho₂O₃ ppm	La₂O₃ ppm	Lu₂O₃ ppm	Nd₂O₃ ppm	Pr₆O₁₁ ppm	Sc₂O₃ ppm	Sm₂O₃ ppm	Tb₄O₇ ppm	Tm₂O₃ ppm	Y₂O₃ ppm	Yb₂O₃ ppm	TREO ppm	Ga ppm	Nb₂O₅ ppm	Nb₂O₅ %	Ta ppm	Th ppm	U ppm
MPYDD009	MPY92269	199.00	201.00	603.3	55.0	35.2	1.5	42.3	11.8	272.6	4.2	222.8	67.9	7.7	44.2	7.3	5.6	353.2	30.1	1,756.8	44.3	2,004.4	0.200	106.5	40.6	45.6
MPYDD009	MPY92271	201.00	202.00	365.3	35.3	23.2	0.5	25.5	7.7	179.0	3.2	124.6	39.7	3.5	25.7	4.6	4.0	226.8	22.9	1,088.0	50.3	1,105.9	0.111	59.3	53.2	22.6
MPYDD009	MPY92272	202.00	204.00	510.5	49.2	34.1	1.2	31.9	11.1	226.0	3.9	163.4	54.4	9.5	31.5	6.0	5.4	348.7	28.5	1,505.8	46.2	2,209.0	0.221	115.6	35.1	49.3
MPYDD009	MPY92273	204.00	206.00	428.0	38.8	20.5	0.9	25.9	9.3	197.4	3.4	177.9	53.8	8.4	33.4	5.2	4.2	289.5	23.0	1,311.1	36.5	1,565.2	0.157	104.6	28.4	38.3
MPYDD009	MPY92274	206.00	208.00	431.2	34.9	17.0	1.0	25.5	7.9	199.0	3.0	178.9	54.1	8.7	32.6	4.8	3.4	255.8	19.4	1,268.5	35.6	1,495.1	0.150	101.5	36.8	38.3
MPYDD009	MPY92275	208.00	210.00	459.2	37.3	19.1	1.0	26.0	8.8	219.8	3.3	182.1	56.5	8.0	32.9	4.9	4.0	273.3	21.6	1,350.0	36.2	1,515.1	0.152	99.5	36.4	37.9
MPYDD009	MPY92276	210.00	212.00	506.1	38.8	19.7	1.3	28.0	9.2	251.0	3.3	201.1	62.1	11.5	35.7	5.2	4.0	285.9	22.1	1,473.3	36.0	1,477.9	0.148	100.2	31.0	39.1
MPYDD009	MPY92277	212.00	214.00	443.2	34.8	18.1	0.9	25.1	8.4	211.3	3.0	175.9	54.6	9.0	31.5	4.7	3.7	270.6	20.0	1,305.8	35.7	1,523.7	0.152	105.1	24.2	40.4
MPYDD009	MPY92278	214.00	216.00	751.7	50.8	23.9	1.5	41.6	11.5	403.2	3.8	311.3	92.7	7.5	53.3	7.2	4.8	358.5	25.1	2,140.8	38.3	1,632.4	0.163	109.5	30.5	42.2
MPYDD009	MPY92279	216.00	218.00	552.5	40.1	19.4	1.3	32.5	9.0	267.3	3.3	228.3	69.0	9.0	40.9	5.8	4.0	297.0	21.9	1,592.3	37.1	1,592.4	0.159	108.4	26.8	42.0
MPYDD009	MPY92281	218.00	220.00	556.2	38.4	19.8	1.2	29.2	8.9	273.6	3.6	217.1	68.0	10.9	37.9	5.3	4.2	285.6	24.3	1,573.3	36.0	1,685.4	0.169	111.6	33.7	43.5
MPYDD009	MPY92282	220.00	222.00	559.2	39.0	20.5	1.2	29.4	9.0	283.3	4.0	212.2	67.3	11.7	36.9	5.3	4.5	304.3	25.5	1,601.4	35.9	1,672.5	0.167	109.8	46.4	43.4
MPYDD009	MPY92283	222.00	224.00	585.9	33.6	17.4	0.9	26.0	7.9	315.4	3.2	203.4	67.1	9.0	33.6	4.6	3.7	264.1	20.7	1,587.6	37.2	1,626.7	0.163	108.4	43.8	43.2
MPYDD009	MPY92284	224.00	226.00	608.2	33.2	17.2	1.0	25.4	7.8	330.7	3.2	207.2	69.6	13.5	33.3	4.6	3.5	258.2	19.9	1,622.9	37.0	1,570.9	0.157	109.0	46.2	41.4
MPYDD009	MPY92286	226.00	228.00	702.0	44.0	21.0	1.9	34.2	10.1	377.8	3.4	265.1	84.1	11.5	44.8	6.2	4.1	330.4	23.0	1,952.1	37.8	1,449.3	0.145	101.3	35.7	38.3
MPYDD009	MPY92287	228.00	230.00	531.9	36.2	17.4	1.0	28.5	8.1	259.3	2.8	218.7	66.3	7.2	38.0	5.1	3.4	275.6	19.0	1,511.4	36.7	1,646.7	0.165	114.0	25.3	44.5
MPYDD009	MPY92288	230.00	232.00	425.0	35.8	18.6	1.0	24.4	8.6	199.0	3.3	170.2	52.4	11.5	30.5	4.7	3.9	288.5	21.7	1,287.8	35.9	2,033.0	0.203	109.0	28.2	44.3
MPYDD009	MPY92289	232.00	234.00	499.8	35.5	19.0	0.9	24.3	8.5	248.9	3.5	183.1	59.2	11.2	30.8	4.6	4.0	284.3	23.2	1,429.7	37.2	2,088.8	0.209	111.2	39.8	43.7
MPYDD009	MPY92290	234.00	235.10	571.8	29.4	15.4	0.8	23.1	6.9	310.7	3.2	194.2	65.5	7.1	30.7	4.1	3.4	223.0	19.8	1,502.0	37.6	1,558.0	0.156	100.2	50.9	38.8
MPYDD009	MPY92291	235.10	237.10	124.8	6.4	2.3	4.7	8.5	1.3	61.3	0.3	77.1	18.2	22.1	12.8	1.2	0.5	33.5	2.2	355.2	16.0	115.9	0.012	5.5	5.6	1.7
MPYDD009	MPY92292	237.10	239.10	116.8	6.1	2.1	4.7	8.2	1.1	57.3	0.2	73.9	17.3	23.0	12.1	1.1	0.3	29.8	1.7	332.9	15.5	87.3	0.009	4.2	4.6	1.1
MPYDD009	MPY92293	239.10	240.25	116.9	6.1	2.2	4.6	8.1	1.1	57.5	0.3	73.1	17.2	22.5	11.9	1.1	0.3	32.9	2.0	335.4	16.5	104.4	0.010	6.0	4.9	1.5
MPYDD009	MPY92294	240.25	241.56	509.5	40.6	21.2	1.2	28.7	9.7	248.6	4.0	201.3	62.7	12.0	36.4	5.5	4.6	324.8	25.8	1,524.8	36.2	2,160.4	0.216	112.3	51.7	46.3
MPYDD009	MPY92295	241.56	243.56	434.1	39.0	20.6	1.0	26.6	9.4	203.8	4.0	174.7	54.5	10.7	33.5	5.2	4.5	329.3	25.5	1,365.7	37.4	1,955.8	0.196	107.1	54.4	43.1
MPYDD009	MPY92296	243.56	245.56	492.7	34.5	16.9	1.0	26.9	8.0	242.3	3.2	197.6	61.1	9.0	34.6	4.7	3.4	278.0	20.5	1,425.5	37.4	1,653.9	0.165	106.2	54.2	42.8
MPYDD009	MPY92297	245.56	247.56	466.5	31.8	15.8	0.9	24.2	7.3	220.0	2.8	183.0	57.8	8.0	31.4	4.4	3.3	255.1	19.1	1,323.5	36.9	2,090.3	0.209	116.3	48.8	45.7
MPYDD009	MPY92298	247.56	249.56	547.1	31.7	16.5	1.0	24.0	7.3	281.7	3.4	199.3	64.6	11.4	31.5	4.2	3.5	259.6	21.4	1,497.0	37.9	2,017.3	0.202	113.7	65.0	45.5
MPYDD009	MPY92299	249.56	251.56	625.4	33.4	17.6	0.9	25.1	7.8	340.6	3.4	210.7	71.4	8.9	33.2	4.5	3.8	277.9	21.6	1,677.2	39.1	2,025.9	0.203	114.4	84.1	45.7
MPYDD009	MPY92301	251.56	253.56	587.5	37.0	20.1	1.0	25.8	8.9	309.0	4.0	202.7	67.7	8.7	33.3	4.8	4.5	306.2	25.6	1,638.2	38.4	2,067.4	0.207	113.2	81.4	45.5
MPYDD009	MPY92302	253.56	255.56	404.6	28.7	15.4	0.8	19.8	6.9	202.8	3.2	150.9	48.3	9.8	25.4	3.8	3.4	234.3	19.7	1,168.1	35.7	1,352.0	0.135	89.9	48.6	33.5
MPYDD009	MPY92303	255.56	257.56	363.0	29.8	15.4	1.0	20.6	7.0	162.3	3.1	144.1	44.8	11.8	26.1	4.0	3.3	257.2	18.8	1,100.5	37.6	1,849.9	0.185	98.8	31.8	41.0
MPYDD009	MPY92304	257.56	259.56	415.7	27.7	14.2	0.8	20.7	6.5	189.4	2.7	164.6	51.8	9.0	27.8	3.8	3.0	232.9	17.2	1,178.8	38.6	2,103.1	0.210	108.4	32.0	45.8
MPYDD009	MPY92305	259.56	261.56	504.1	32.4	15.7	1.2	24.8	7.4	252.2	2.7	191.9	60.7	8.3	32.0	4.5	3.1	285.1	17.4	1,435.0	40.1	2,150.3	0.215	113.3	30.7	46.5
MPYDD009	MPY92306	261.56	263.56	545.0	31.4	16.8	0.9	21.7	7.2	282.5	3.0	172.5	57.8	11.4	28.2	4.1	3.4	266.8	18.9	1,460.3	35.9	2,190.4	0.219	111.4	34.6	49.2
MPYDD009	MPY92307	263.56	265.56	456.0	27.9	14.6	0.8	20.1	6.3	222.1	2.6	155.1	50.3	9.0	26.0	3.8	3.0	244.7	16.7	1,250.0	35.5	2,210.4	0.221	109.2	33.5	51.0
MPYDD009	MPY92308	265.56	267.56	444.7	29.4	16.0	0.8	20.6	6.8	216.9	2.7	155.7	49.5	8.0	26.8	4.0	3.2	254.6	17.6	1,249.4	35.7	2,090.3	0.209	106.4	31.6	48.7
MPYDD009	MPY92309	267.56	269.10	392.6	26.3	14.4	0.7	18.1	6.2	193.2	2.6	140.2	44.2	7.2	23.8	3.5	3.0	223.8	16.4	1,108.9	34.6	1,745.5	0.175	90.2	30.7	40.3
MPYDD009	MPY92310	269.10	271.00	303.7	15.7	7.8	1.2	13.9	3.4	160.6	1.6	128.1	36.0	7.8	19.8	2.4	1.6	99.9	9.7	805.3	29.1	373.4	0.037	18.4	30.7	8.5
MPYDD009	MPY92311	271.00	272.50	279.1	14.3	7.2	1.3	13.1	3.1	146.4	1.5	119.4	33.1	10.0	18.7	2.1	1.5	90.5	8.9	740.2	28.3	309.0	0.031	14.8	28.7	6.9
MPYDD009	MPY92312	272.50	274.50	452.1	30.2	16.6	0.9	20.4	7.1	223.3	3.1	157.7	50.4	8.0	26.6	4.0	3.4	256.6	19.7	1,272.0	36.8	2,035.9	0.204	104.2	44.0	46.2
MPYDD009	MPY92313	274.50	276.50	477.4	34.4	19.3	0.9	22.4	8.1	229.6	3.5	163.5	53.2	9.2	28.8	4.5	3.9	292.0	22.4	1,363.9	36.1	2,343.5	0.234	114.6	39.0	51.5
MPYDD009	MPY92314	276.50	278.40	499.1	32.1	17.6	0.8	21.1	7.6	262.8	3.1	162.2	53.8	10.4	27.4	4.1	3.5	272.6	20.0	1,387.9	36.3	1,962.9	0.196	100.0	36.6	46.0
MPYDD009	MPY92315	278.40	279.70	468.6	31.9	17.2	0.8	21.4	7.3	235.5	3.1	160.4	51.5	8.1	27.5	4.2	3.4	276.5	19.2	1,328.5	35.6	2,081.7	0.208	110.2	40.5	48.5
MPYDD009	MPY92316	279.70	281.00	557.6	31.0	16.1	1.4	22.9	7.1	288.5	2.8	185.8	60.9	7.5	30.0	4.2	3.3	257.0	18.4	1,487.2	38.0	1,984.4	0.198	101.0	50.7	45.7
MPYDD009	MPY92317	281.00	283.00	367.4	29.5	16.1	0.8	19.2	6.9	162.1	3.0	136.6	42.5	9.7	25.2	3.9	3.3	255.0	19.1	1,090.6	36.1	2,100.3	0.210	106.7	39.4	46.6
MPYDD009	MPY92318	283.00	285.00	353.5	29.6	16.2	1.0	18.9	6.9	163.3	3.0	128.2	40.0	7.4	23.8	3.9	3.4	247.2	19.1	1,058.0	36.7	1,901.4	0.190	91.9	38.4	43.0
MPYDD009	MPY92319	285.00	287.00	653.4	31.6	17.3	1.0	22.0	7.3	369.5	3.4	190.7	67.3	9.5	29.6	4.1	3.7	264.3	21.3	1,686.5	36.5	2,097.4	0.210	105.9	53.3	47.0
MPYDD009	MPY92321	287.00	289.00	896.1	35.7	26.0	1.2	25.6	7.9	536.3	4.8	224.5	86.7	39.9	35.0	4.5	5.7	258.3	33.3	2,181.5	38.9	2,304.9	0.230	127.0	63.3	48.2
MPYDD009	MPY92322	289.00	291.00	622.9	37.9	27.0	1.2	24.4	8.5	308.6	3.9	164.6	59.9	25.6	30.0	4.5	5.4	282.6	29.5	1,610.7	37.8	2,058.8	0.206	119.9	43.8	43.0
MPYDD009	MPY92323	291.00	293.00	470.5	34.1	24.8	0.8	21.3	7.7	204.4	3.6	135.0	47.4	32.8	26.0	4.0	5.0	274.7	27.3	1,286.6	36.6	1,987.2	0.199	118.4	47.2	41.1
MPYDD009	MPY92324	293.00	294.60	434.4	33.4	23.8	0.8	20.9	7.4	182.4	3.5	126.2	43.4	32.4	25.0	3.9	4.8	266.8	26.5	1,203.2	36.6	2,005.8	0.201	127.9	39.1	41.4
MPYDD009	MPY92326	294.60	296.25	413.0	20.8	13.6	0.6	17.8	4.4	217.8	2.2	135.8	42.3	8.7	23.5	2.7	2.9	126.9	15.7	1,039.7	36.1	414.9	0.041	22.8	35.0	8.9
MPYDD009	MPY92327	296.25	298.25	369.5	23.2	15.6	0.7	16.5	4.9	173.9	2.3	108.2	37.3	9.0	20.4	2.8	3.1	184.5	16.9	979.8	35.0	1,313.4	0.131	79.2	28.8	27.2
MPYDD009	MPY92328	298.25	300.25	492.1	30.1	21.7	0.8	19.7	6.8	240.0	3.3	131.1	47.1	28.8	24.1	3.5	4.5	238.1	24.1	1,287.0	38.1	1,621.0	0.162	109.1	35.4	39.4
MPYDD009	MPY92329	300.25	302.25	491.1	31.1	23.0	0.7	20.2	7.0	229.3	3.5	135.3	47.6	34.2	24.1	3.6	4.7	245.6	25.5	1,292.3	36.9	1,954.3	0.195	119.0	40.1	41.8
MPYDD009	MPY92331	302.25	304.25	472.6	26.3	18.3	0.7	18.4	5.7	223.2	2.7	128.9	45.8	26.4	23.1	3.2	3.7	215.8	19.8	1,208.1	37.7	1,867.1	0.187	103.7	30.3	41.0
MPYDD009	MPY92332	304.25	306.25	537.3	24.3	16.8	0.7	18.6	5.4	274.2	2.6	143.0	51.5	26.2	24.1	3.1	3.5	195.1	19.1	1,319.3	38.2	1,932.9	0.193	116.1	41.1	41.8
MPYDD009	MPY92333	306.25	308.25	412.0	22.3	17.0	0.6	15.7	5.0	202.4	2.7	115.4	40.4	37.7	19.9	2.7	3.7	187.4	19.7	1,066.9	37.2	2,041.6	0.204	121.7	36.8	48.0
MPYDD009	MPY92334	308.25	310.25	463.0	22.7	17.6	0.7	15.8	5.3	249.0	3.2	121.0	43.5	46.9	20.4	2.7	3.9	196.2	22.0	1,186.9	37.0	1,865.6	0.187	117.5	38.9	42.3
MPYDD009	MPY92335	310.25	311.50	748.0	22.2	15.4	0.7	18.0	4.9	471.3	2.4	181.5	70.3	18.3	25.5	2.8	3.2	188.8	16.7	1,771.8	38.8	1,869.9	0.187	103.4	41.0	39.2
MPYDD009	MPY92336	311.50	312.05	1,251.5	61.9	45.7	1.0	45.6	13.6	699.0	7.8	365.4	128.2	33.0	60.6	7.9	10.4	425.5	57.8	3,182.2	54.4	2,180.4	0.218	121.9	166.7	42.0
MPYDD009	MPY92337	312.05	314.05	501.8	22.5	16.6	1.0	17.5	4.9	251.2	2.7	140.7	49.7	27.1	23.5	2.8	3.7	179.7	20.0	1,238.4	37.7	1,778.4	0.178	101.8	42.8	35.4
MPYDD009	MPY92338	314.05	316.05	495.5	18.8	12.8	0.6	14.9	4.0	276.0	1.9	128.4	47.4	10.1	20.5	2.4	2.7	150.2	14.6	1,190.7	38.3	1,330.6	0.133	106.3	38.2	27.4
MPYDD009	MPY92339	316.05	318.05	616.4	24.4	17.6	0.8	19.5	5.4	331.2	3.1	170.2	59.3	11.4	27.0	3.1	3.9	178.8	22.1	1,482.8	41.9	1,688.2	0.169	84.7	55.6	31.8

www.chilwaminerals.com.au	Page 12 of 25

30 October 2026 | ASX Announcement MPYDD015 EXTENDS NIOBIUM MINERALISATION AT NAKOMBE SYENITE INTRUSION

Hole Number	Sample ID	From	To	CeO₂ ppm	Dy₂O₃ ppm	Er₂O₃ ppm	Eu₂O₃ ppm	Gd₂O₃ ppm	Ho₂O₃ ppm	La₂O₃ ppm	Lu₂O₃ ppm	Nd₂O₃ ppm	Pr₆O₁₁ ppm	Sc₂O₃ ppm	Sm₂O₃ ppm	Tb₄O₇ ppm	Tm₂O₃ ppm	Y₂O₃ ppm	Yb₂O₃ ppm	TREO ppm	Ga ppm	Nb₂O₅ ppm	Nb₂O₅ %	Ta ppm	Th ppm	U ppm
MPYDD009	MPY92341	318.05	320.05	510.8	24.3	19.2	0.7	17.6	5.6	265.8	3.1	121.3	52.1	24.7	24.5	3.1	4.5	182.1	24.9	1,259.5	39.3	1,683.9	0.168	84.5	66.9	34.5
MPYDD009	MPY92342	320.05	322.05	534.6	19.6	14.5	0.7	16.6	4.4	284.4	2.3	148.8	54.6	23.3	24.5	2.7	3.3	144.9	18.6	1,274.5	37.7	1,759.8	0.176	99.4	53.7	40.1
MPYDD009	MPY92343	322.05	324.05	447.8	18.6	13.6	0.6	15.1	4.1	242.3	1.9	123.5	45.8	17.5	21.0	2.5	3.1	145.3	16.5	1,101.6	37.7	1,402.1	0.140	89.0	49.6	30.3
MPYDD009	MPY92344	324.05	326.05	514.7	19.6	14.5	0.6	15.7	4.4	281.7	2.3	141.1	52.0	26.1	23.4	2.5	3.4	147.8	19.0	1,242.7	37.5	1,580.9	0.158	94.2	58.3	34.9
MPYDD009	MPY92346	326.05	328.05	539.3	20.3	15.4	0.8	16.8	4.6	289.3	2.5	151.3	54.6	32.8	25.4	2.7	3.5	145.3	20.4	1,292.3	36.8	1,841.3	0.184	108.7	61.0	43.9
MPYDD009	MPY92347	328.05	330.05	307.2	14.6	12.0	0.5	10.6	3.4	167.6	2.0	88.3	31.9	28.5	15.0	1.9	3.0	108.8	16.3	783.1	33.9	1,412.1	0.141	81.3	47.8	33.3
MPYDD009	MPY92348	330.05	332.05	263.9	13.0	10.4	0.5	9.7	3.0	143.3	1.6	76.6	27.3	16.4	13.5	1.6	2.3	98.7	13.1	678.4	36.3	1,324.8	0.132	79.3	41.4	31.2
MPYDD009	MPY92349	332.05	334.05	386.9	14.0	9.7	0.6	11.3	3.4	187.6	1.7	106.1	36.2	12.7	16.2	2.0	1.9	97.0	10.7	885.6	36.2	1,161.7	0.116	64.4	37.3	24.7
MPYDD009	MPY92351	334.05	336.05	315.3	14.7	10.3	0.6	10.4	3.7	155.4	1.8	84.7	29.2	11.8	14.4	2.0	2.1	105.8	11.4	761.7	36.2	1,048.7	0.105	56.0	50.2	20.5
MPYDD009	MPY92352	336.05	337.20	1,148.4	37.6	24.2	2.4	30.5	9.0	581.7	4.1	305.5	105.5	19.5	47.4	5.8	4.8	234.0	26.3	2,567.4	36.0	1,941.5	0.194	99.7	101.7	33.2
MPYDD009	MPY92353	337.20	339.20	1,139.6	17.8	10.7	1.0	19.2	4.0	643.9	1.9	266.8	99.2	11.4	33.7	3.1	2.1	101.5	11.8	2,356.3	35.8	1,449.3	0.145	81.5	76.1	23.1
MPYDD009	MPY92354	339.20	341.20	664.8	14.8	9.6	0.6	13.9	3.6	336.2	1.8	167.1	59.3	10.9	23.1	2.4	1.9	85.5	11.0	1,395.7	32.3	1,360.6	0.136	82.2	67.0	25.1
MPYDD009	MPY92355	341.20	343.20	481.0	13.9	9.9	0.8	11.9	3.6	215.6	1.9	133.0	44.7	16.3	19.4	2.1	2.2	77.6	12.1	1,029.6	30.0	1,154.6	0.115	79.4	56.2	95.4
MPYDD009	MPY92356	343.20	345.20	639.6	14.1	10.4	0.9	12.8	3.6	310.4	2.2	162.2	56.8	16.7	20.9	2.2	2.2	83.8	12.6	1,334.8	26.9	563.7	0.056	31.3	51.8	29.4
MPYDD009	MPY92357	345.20	347.20	720.7	16.5	12.8	0.9	14.1	4.4	355.8	2.8	177.8	63.1	22.4	22.8	2.5	2.7	103.9	16.4	1,517.2	28.6	589.4	0.059	26.3	59.4	12.1
MPYDD009	MPY92358	347.20	349.20	970.1	21.9	15.1	1.3	21.3	5.4	494.3	3.3	251.5	87.2	22.9	33.9	3.5	3.1	128.1	18.9	2,058.9	30.4	791.2	0.079	35.4	66.1	12.2
MPYDD009	MPY92359	349.20	351.20	817.7	20.0	13.7	1.2	17.3	4.9	431.0	3.0	199.1	71.4	10.6	27.4	3.1	2.9	117.8	17.5	1,747.9	29.5	811.2	0.081	41.8	75.3	14.3
MPYDD009	MPY92361	351.20	352.20	757.7	18.7	13.8	0.9	16.1	4.7	383.3	3.2	187.6	66.6	11.0	25.4	2.8	3.1	114.7	18.7	1,617.2	28.7	733.9	0.073	40.1	76.0	14.3
MPYDD009	MPY92362	352.20	353.20	125.1	7.1	3.5	3.7	8.6	1.5	54.1	0.5	59.4	15.0	29.9	11.4	1.3	0.6	38.2	2.8	332.7	16.0	85.8	0.009	4.2	4.3	1.1
MPYDD009	MPY92363	353.20	354.45	121.7	7.0	3.2	3.7	8.4	1.5	51.8	0.5	58.2	14.6	31.6	11.1	1.2	0.6	34.2	2.6	320.3	15.9	81.5	0.008	4.2	3.9	1.0
MPYDD009	MPY92364	354.45	355.30	646.3	17.7	12.6	1.0	15.3	4.4	324.0	2.7	164.7	58.2	8.4	23.2	2.7	2.7	109.0	15.9	1,400.5	26.7	713.9	0.071	40.9	70.3	13.5
MPYDD009	MPY92366	355.30	355.80	115.2	7.6	3.9	3.6	8.4	1.7	49.7	0.5	55.1	13.7	33.3	10.8	1.3	0.7	41.3	3.2	316.5	15.3	80.1	0.008	3.9	3.9	1.1
MPYDD009	MPY92367	355.80	357.80	643.6	21.3	15.7	0.9	16.6	5.4	316.2	3.2	165.7	58.4	8.4	24.2	3.1	3.3	131.6	19.4	1,428.5	31.2	917.1	0.092	55.8	84.9	15.5
MPYDD009	MPY92368	357.80	359.80	696.7	25.9	17.5	1.2	19.9	6.3	329.9	3.3	185.2	64.0	8.3	29.3	3.8	3.5	160.0	20.8	1,567.5	31.1	1,814.1	0.181	126.6	96.7	53.5
MPYDD009	MPY92369	359.80	361.00	842.3	22.7	14.4	0.6	22.0	5.4	401.3	2.8	241.7	80.0	13.7	33.9	3.6	2.9	140.3	16.4	1,830.3	41.8	971.4	0.097	51.6	37.1	16.0
MPYDD009	MPY92371	361.00	362.00	979.2	31.3	20.7	1.0	30.5	8.1	499.5	3.9	306.6	105.1	18.9	43.9	5.2	4.5	184.9	22.3	2,246.8	45.5	1,078.7	0.108	57.8	55.4	19.2
MPYDD009	MPY92372	362.00	364.00	354.8	34.2	25.2	1.4	23.2	9.4	162.3	4.3	124.0	40.1	10.9	26.4	4.7	5.4	180.5	26.5	1,022.3	35.6	1,296.2	0.130	87.0	91.0	20.0
MPYDD009	MPY92373	364.00	364.50	432.8	21.0	14.5	1.0	19.9	5.7	205.5	2.7	161.9	49.9	16.9	26.3	3.3	3.0	125.2	14.9	1,087.7	37.8	406.3	0.041	20.9	25.2	6.3
MPYDD009	MPY92374	364.50	366.50	299.6	20.8	17.2	1.0	14.2	6.1	142.6	3.6	97.3	33.1	10.4	18.3	2.8	3.9	113.4	20.8	794.7	38.7	1,499.4	0.150	102.9	77.8	23.0
MPYDD009	MPY92375	366.50	368.50	263.6	26.3	20.2	1.3	16.5	7.3	123.6	3.8	85.4	28.9	11.4	18.4	3.5	4.6	159.4	23.0	785.8	38.0	1,402.1	0.140	95.4	78.8	22.3
MPYDD009	MPY92376	368.50	369.50	237.8	27.3	21.3	1.3	16.7	7.9	111.5	4.1	79.5	26.8	10.3	17.9	3.6	4.8	161.7	24.3	746.5	38.8	1,535.1	0.154	99.2	87.2	22.4
MPYDD009	MPY92377	369.50	371.50	401.9	24.0	19.6	1.5	17.4	6.9	194.1	4.2	123.4	43.5	12.1	23.1	3.3	4.6	130.8	24.4	1,022.6	49.3	1,868.5	0.187	126.9	107.9	27.3
MPYDD009	MPY92378	371.50	372.70	231.3	19.1	15.1	1.3	12.9	5.5	108.5	3.1	75.6	25.3	9.8	15.4	2.6	3.4	109.0	18.0	645.9	40.1	1,532.3	0.153	101.0	71.8	18.6
MPYDD009	MPY92379	372.70	373.20	181.8	6.7	3.2	4.2	9.6	1.5	86.3	0.3	80.4	22.4	11.5	12.9	1.3	0.5	31.7	2.3	444.9	23.5	135.9	0.014	6.1	6.9	19.2
MPYDD009	MPY92381	373.20	375.00	288.1	30.4	23.8	1.7	19.4	8.8	132.4	4.8	96.5	32.1	13.3	21.7	4.1	5.4	185.2	28.2	882.5	44.3	2,091.7	0.209	138.0	116.7	30.8
MPYDD009	MPY92382	375.00	377.00	302.3	22.3	18.0	1.4	15.9	6.4	141.0	3.8	98.4	33.8	12.1	19.4	3.1	4.0	138.3	21.4	829.4	43.9	1,735.4	0.174	113.6	77.5	22.8
MPYDD009	MPY92383	377.00	378.70	369.9	23.2	18.1	1.5	17.9	6.6	170.1	3.6	122.9	41.9	11.5	24.2	3.3	4.1	136.3	21.2	964.8	43.4	1,658.2	0.166	108.4	110.6	27.2
MPYDD009	MPY92384	378.70	380.50	420.5	29.2	21.7	0.9	21.9	8.2	209.1	4.0	135.7	46.3	9.7	25.4	4.1	4.7	194.0	23.7	1,149.4	38.6	1,040.1	0.104	57.4	73.3	17.8
MPYDD009	MPY92386	380.50	382.00	430.7	24.4	19.9	1.5	19.6	7.0	194.5	4.3	145.1	48.2	13.0	27.5	3.5	4.7	144.4	24.5	1,099.7	49.4	1,854.2	0.185	128.7	107.8	24.8
MPYDD009	MPY92387	382.00	384.00	303.3	21.6	17.2	1.2	15.6	6.2	140.3	3.4	99.7	33.8	9.7	19.7	3.1	3.8	127.8	19.8	816.3	35.5	1,342.0	0.134	92.7	71.8	20.6
MPYDD009	MPY92388	384.00	385.40	320.9	23.5	19.4	1.2	16.4	7.0	145.5	3.9	104.9	35.9	9.2	20.2	3.2	4.3	138.4	22.8	867.4	39.6	1,496.5	0.150	106.5	85.8	21.8
MPYDD015	MPY92814	0.60	2.16	141.3	7.5	3.9	2.3	9.6	1.7	65.6	0.7	61.2	17.2	32.4	10.8	1.2	0.7	48.9	4.4	376.8	23.1	43.1	0.004	2.4	12.8	1.8
MPYDD015	MPY92815	2.77	3.79	166.8	18.0	9.1	5.1	21.3	4.0	109.9	1.4	121.9	31.8	36.4	22.3	2.7	1.6	130.5	9.2	655.7	26.6	33.2	0.003	1.5	8.1	1.7
MPYDD015	MPY92816	4.10	4.40	172.3	12.9	6.4	3.7	16.0	2.9	94.4	1.0	96.9	25.4	37.0	17.2	2.0	1.1	91.9	6.7	550.9	26.3	35.1	0.004	1.6	9.2	1.6
MPYDD015	MPY92817	5.60	6.50	170.4	10.3	5.4	2.8	12.9	2.3	87.8	0.9	83.9	23.0	33.0	14.4	1.5	1.0	70.5	6.0	493.1	23.5	58.1	0.006	2.5	15.0	1.8
MPYDD015	MPY92818	6.50	8.00	138.9	8.1	4.5	2.3	9.9	1.8	70.4	0.8	62.8	17.3	23.8	11.1	1.2	0.9	56.1	5.5	391.6	18.3	100.1	0.010	4.7	17.1	1.6
MPYDD015	MPY92819	8.00	9.65	115.7	9.3	5.6	2.1	9.1	2.2	60.6	1.1	51.9	14.7	21.9	9.7	1.3	1.1	72.3	7.6	364.5	20.6	131.3	0.013	6.7	59.0	1.5
MPYDD015	MPY92821	10.10	10.80	169.0	10.1	5.7	2.2	10.6	2.3	77.5	1.0	62.1	18.5	24.2	11.2	1.4	1.1	76.2	7.2	456.2	21.2	171.7	0.017	8.0	15.3	2.4
MPYDD015	MPY92822	11.40	12.05	99.0	7.0	3.9	1.9	8.1	1.6	51.5	0.8	49.0	13.5	23.2	9.0	1.1	0.8	50.0	5.1	302.3	18.4	78.3	0.008	3.5	13.4	1.1
MPYDD015	MPY92823	12.25	13.65	149.5	7.8	4.6	2.1	9.5	1.8	75.8	1.0	67.3	19.2	18.1	11.6	1.2	0.9	54.9	6.4	413.5	18.6	107.0	0.011	5.8	31.9	1.8
MPYDD015	MPY92824	14.15	14.88	64.0	4.8	2.6	1.5	5.6	1.0	30.8	0.5	32.8	8.7	17.9	6.3	0.7	0.6	34.5	3.3	197.8	16.9	29.2	0.003	1.1	6.0	0.6
MPYDD015	MPY92826	16.10	16.40	52.6	7.5	4.0	1.7	7.6	1.7	23.8	0.8	32.9	8.1	56.0	7.7	1.1	0.8	52.1	4.7	206.9	18.1	31.8	0.003	1.2	2.1	0.7
MPYDD015	MPY92827	16.70	18.00	48.9	5.9	3.0	1.9	6.2	1.3	22.5	0.5	28.7	7.1	48.2	6.5	0.8	0.6	39.0	3.3	176.0	19.9	20.0	0.002	<1	2.7	0.5
MPYDD015	MPY92828	18.00	19.90	79.6	6.1	3.8	1.7	6.7	1.5	41.5	0.8	39.2	10.9	26.5	7.5	0.9	0.8	45.2	5.5	251.7	17.5	43.5	0.004	2.1	13.4	1.1
MPYDD015	MPY92829	20.22	21.20	83.8	7.6	5.5	1.7	7.0	1.8	38.4	1.5	41.1	11.4	24.5	8.0	1.1	1.4	58.9	9.9	278.9	18.9	42.1	0.004	1.4	22.3	1.2
MPYDD015	MPY92954	199.00	201.00	339.5	12.7	8.1	1.3	13.5	3.0	203.6	1.8	104.4	37.1	12.7	15.5	1.9	1.7	92.2	11.7	848.1	28.0	633.8	0.063	40.1	53.0	16.2
MPYDD015	MPY92955	201.00	203.00	493.2	15.8	9.0	2.1	18.6	3.6	292.4	1.8	153.3	53.8	14.6	22.1	2.4	1.8	101.3	12.1	1,183.2	28.4	899.9	0.090	47.2	54.2	27.4
MPYDD015	MPY92956	203.00	204.00	443.1	17.6	10.2	1.7	19.0	4.0	250.3	2.0	144.8	50.1	12.6	22.4	2.6	2.1	116.4	13.7	1,099.9	28.7	1,001.5	0.100	57.2	58.5	27.8
MPYDD015	MPY92957	204.00	205.55	596.8	18.9	10.7	2.1	22.4	4.2	335.9	2.2	166.7	62.8	14.3	26.6	2.9	2.2	125.3	14.6	1,394.3	28.9	1,535.1	0.154	93.4	76.3	44.8
MPYDD015	MPY92958	205.55	207.00	569.9	19.4	11.2	2.0	21.6	4.5	315.7	2.2	156.5	59.1	11.0	24.8	2.9	2.3	127.1	14.6	1,333.7	28.5	824.1	0.082	45.3	72.2	18.7
MPYDD015	MPY92959	207.00	209.00	381.8	14.2	8.2	1.7	16.1	3.2	213.0	1.6	126.7	43.3	10.7	19.1	2.1	1.7	94.6	10.8	938.2	28.0	844.1	0.084	50.2	54.7	27.4
MPYDD015	MPY92961	209.00	211.00	404.3	18.5	11.2	1.7	18.9	4.4	227.4	2.2	138.0	46.4	10.6	22.0	2.7	2.4	127.0	15.4	1,042.4	27.9	625.2	0.063	38.3	100.0	18.6
MPYDD015	MPY92962	211.00	212.60	686.4	14.7	8.5	1.2	19.9	3.3	396.8	1.7	170.1	67.7	10.3	24.0	2.4	1.7	94.4	11.3	1,503.9	31.9	662.4	0.066	36.0	66.6	20.2
MPYDD015	MPY92963	212.60	214.00	485.6	19.5	10.7	1.2	20.9	4.5	285.1	2.0	162.4	54.7	9.2	23.7	2.9	2.1	145.3	13.4	1,233.9	34.2	609.5	0.061	32.3	36.6	11.1

www.chilwaminerals.com.au	Page 13 of 25

30 October 2026 | ASX Announcement MPYDD015 EXTENDS NIOBIUM MINERALISATION AT NAKOMBE SYENITE INTRUSION

Hole Number	Sample ID	From	To	CeO₂ ppm	Dy₂O₃ ppm	Er₂O₃ ppm	Eu₂O₃ ppm	Gd₂O₃ ppm	Ho₂O₃ ppm	La₂O₃ ppm	Lu₂O₃ ppm	Nd₂O₃ ppm	Pr₆O₁₁ ppm	Sc₂O₃ ppm	Sm₂O₃ ppm	Tb₄O₇ ppm	Tm₂O₃ ppm	Y₂O₃ ppm	Yb₂O₃ ppm	TREO ppm	Ga ppm	Nb₂O₅ ppm	Nb₂O₅ %	Ta ppm	Th ppm	U ppm
MPYDD015	MPY92964	214.00	215.76	513.8	17.2	10.1	1.2	20.7	4.0	298.5	2.2	164.0	57.4	8.4	23.8	2.6	2.1	131.6	13.7	1,262.7	35.5	663.8	0.066	38.8	47.3	15.0
MPYDD015	MPY92966	215.76	217.75	511.5	16.2	9.6	2.0	19.9	3.7	297.5	1.8	164.3	56.9	19.0	23.8	2.5	1.9	111.2	12.3	1,235.2	27.9	506.5	0.051	27.0	62.6	10.9
MPYDD015	MPY92967	217.75	219.00	426.1	17.3	10.5	1.2	16.8	4.1	239.8	2.0	128.0	46.0	6.0	19.1	2.5	2.2	110.4	14.1	1,040.2	32.5	1,040.1	0.104	55.9	79.3	19.9
MPYDD015	MPY92968	219.00	221.00	388.1	15.1	9.4	0.9	15.9	3.6	211.2	2.0	123.6	44.3	7.4	18.6	2.2	2.1	113.7	13.4	964.1	31.3	1,349.2	0.135	77.0	72.6	31.8
MPYDD015	MPY92969	221.00	223.00	467.8	16.3	9.8	0.8	17.2	3.8	281.6	2.2	137.9	50.3	6.7	18.9	2.4	2.1	125.3	13.9	1,150.1	30.3	851.3	0.085	42.1	68.4	12.7
MPYDD015	MPY92971	223.00	225.00	623.2	20.2	12.2	1.4	21.8	4.7	341.6	2.6	164.6	63.7	10.6	24.8	2.9	2.5	147.2	17.1	1,450.5	31.7	1,153.1	0.115	60.6	78.7	18.7
MPYDD015	MPY92972	225.00	227.00	513.0	16.6	9.8	0.9	18.7	3.9	314.8	2.2	152.7	54.6	6.1	21.0	2.5	2.1	123.2	14.1	1,250.0	30.2	862.7	0.086	44.2	70.4	14.8
MPYDD015	MPY92973	227.00	229.00	670.2	14.1	8.6	1.2	18.9	3.2	389.7	2.0	162.7	66.1	7.5	22.1	2.1	1.8	100.7	12.6	1,476.2	29.6	653.8	0.065	34.7	67.8	11.0
MPYDD015	MPY92974	229.00	231.00	606.7	15.5	10.1	1.0	19.0	3.7	347.3	2.5	155.1	60.9	12.0	21.7	2.4	2.2	114.8	15.5	1,378.3	28.0	744.0	0.074	32.9	63.7	13.3
MPYDD015	MPY92975	231.00	233.00	298.3	13.8	8.1	0.9	14.9	3.2	160.6	1.8	111.0	35.9	16.7	17.3	2.0	1.7	98.7	11.5	779.6	26.2	580.9	0.058	25.9	31.6	6.7
MPYDD015	MPY92976	233.00	234.00	250.0	26.7	17.6	1.2	18.3	6.6	135.9	3.0	93.9	30.1	11.8	17.4	3.3	3.5	183.5	21.5	812.6	27.6	556.5	0.056	26.3	121.8	8.8
MPYDD015	MPY92977	234.00	235.65	241.4	15.0	9.1	0.8	13.9	3.6	130.9	1.9	88.3	28.6	10.0	15.1	2.1	1.9	107.9	12.9	673.6	26.9	456.4	0.046	21.6	44.4	6.0
MPYDD015	MPY92978	235.65	237.00	630.8	18.4	10.1	0.6	23.5	4.0	336.6	2.2	190.8	68.5	9.2	28.5	2.9	2.1	129.3	13.6	1,461.7	39.2	982.9	0.098	46.0	40.1	15.7
MPYDD015	MPY92979	237.00	238.25	458.8	23.9	14.8	0.9	22.9	5.6	258.4	3.0	156.3	52.7	10.3	25.6	3.4	3.1	177.5	19.8	1,226.7	33.4	1,115.9	0.112	54.0	69.0	18.6
MPYDD015	MPY92981	238.25	240.00	943.2	20.0	11.3	1.0	28.1	4.5	562.7	2.5	246.2	95.9	11.2	33.0	3.2	2.3	133.2	15.5	2,102.7	32.8	972.9	0.097	46.1	78.5	16.0
MPYDD015	MPY92982	240.00	242.00	630.2	12.6	7.2	0.9	18.1	2.9	342.2	1.7	165.7	64.6	9.5	22.5	2.1	1.5	83.9	10.4	1,366.6	29.1	1,525.1	0.153	100.8	64.1	95.6
MPYDD015	MPY92983	242.00	244.00	402.5	16.0	11.0	0.8	15.6	4.0	216.1	2.6	132.4	45.3	24.4	18.1	2.2	2.4	107.2	16.4	992.6	30.1	2,054.5	0.205	124.3	67.1	87.3
MPYDD015	MPY92984	244.00	246.00	436.7	13.7	8.9	0.8	15.4	3.3	244.8	2.2	142.0	48.7	19.2	18.2	2.0	1.9	92.2	13.1	1,043.9	29.0	1,749.7	0.175	109.8	60.7	73.9
MPYDD015	MPY92986	246.00	248.00	642.6	14.5	9.0	0.9	19.0	3.3	350.0	2.0	171.9	66.2	14.0	23.2	2.4	1.9	98.7	12.8	1,418.4	29.0	1,842.7	0.184	117.5	69.0	75.2
MPYDD015	MPY92987	248.00	250.00	618.7	11.1	6.3	0.7	16.3	2.4	342.6	1.4	152.0	61.9	3.8	20.5	1.9	1.3	72.0	8.9	1,317.8	29.5	1,134.5	0.113	65.8	52.8	34.6
MPYDD015	MPY92988	250.00	252.00	494.1	14.3	9.5	0.7	16.0	3.6	279.2	2.2	148.9	54.0	17.5	19.5	2.1	2.1	94.0	14.1	1,154.3	32.4	1,905.7	0.191	110.4	55.8	62.4
MPYDD015	MPY92989	252.00	254.00	306.1	12.4	8.6	0.7	12.7	3.1	165.8	1.9	100.4	34.6	18.9	14.7	1.8	1.9	92.6	12.9	770.2	31.8	1,838.4	0.184	104.5	45.1	56.8
MPYDD015	MPY92990	254.00	256.00	518.9	13.1	9.0	1.2	16.4	3.2	296.7	2.0	153.5	55.8	19.5	19.7	2.0	1.9	92.8	13.1	1,199.4	29.6	1,563.8	0.156	85.7	46.2	45.7
MPYDD015	MPY92991	256.00	258.00	483.0	15.0	11.2	0.6	16.3	3.9	278.4	2.5	148.7	52.7	19.5	19.0	2.1	2.5	111.6	16.6	1,164.2	34.2	1,958.6	0.196	112.7	51.9	57.3
MPYDD015	MPY92992	258.00	260.00	478.6	14.9	10.6	0.6	16.1	3.8	276.3	2.3	143.5	51.5	23.0	18.7	2.1	2.3	118.4	15.3	1,154.8	33.8	1,857.0	0.186	108.4	53.6	54.1
MPYDD015	MPY92993	260.00	262.00	440.6	14.3	10.1	0.5	15.2	3.7	258.3	2.0	130.3	47.1	20.2	16.9	2.0	2.2	112.9	14.1	1,070.2	35.2	1,516.5	0.152	86.5	61.2	41.8
MPYDD015	MPY92994	262.00	264.00	308.2	11.9	8.3	0.5	11.9	3.0	173.9	1.8	96.3	33.8	17.5	13.3	1.6	1.8	97.3	12.2	776.0	35.4	1,518.0	0.152	84.0	46.7	38.2
MPYDD015	MPY92995	264.00	266.00	363.4	12.9	10.5	0.5	11.1	3.0	190.3	1.7	103.8	36.6	16.3	15.4	1.8	1.7	90.2	11.4	854.2	29.3	1,499.4	0.150	73.0	38.9	34.0
MPYDD015	MPY92996	266.00	268.00	367.5	15.0	12.3	0.5	12.4	3.6	190.9	1.8	106.4	37.8	13.3	16.2	2.0	1.9	108.2	12.5	889.2	29.2	1,520.8	0.152	73.4	39.7	34.1
MPYDD015	MPY92997	268.00	270.00	467.3	17.3	14.2	0.7	14.4	4.0	247.0	2.2	129.9	47.1	18.4	19.7	2.2	2.2	123.2	14.5	1,105.9	29.8	1,601.0	0.160	81.2	47.7	35.8
MPYDD015	MPY92998	270.00	271.00	482.3	18.4	15.1	0.6	15.2	4.2	254.5	2.5	136.7	48.2	20.7	20.8	2.4	2.5	125.3	16.7	1,145.4	30.5	1,947.2	0.195	95.2	49.7	45.6
MPYDD015	MPY92999	271.00	272.30	652.8	17.3	13.4	1.2	17.5	3.8	348.6	2.3	178.8	65.2	14.9	25.5	2.6	2.2	125.7	14.8	1,471.6	28.5	1,270.5	0.127	57.5	63.2	21.9
MPYDD015	MPY93001	272.30	273.00	258.6	10.3	7.1	1.5	10.8	2.2	130.9	1.1	89.9	28.8	13.7	14.5	1.5	1.1	67.4	7.5	633.3	28.2	296.2	0.030	13.1	20.8	5.3
MPYDD015	MPY93002	273.00	274.04	244.6	10.2	6.7	1.7	10.4	2.1	122.6	1.0	87.7	27.5	14.7	14.1	1.5	1.0	60.8	6.7	598.8	27.9	251.8	0.025	11.0	17.3	4.1
MPYDD015	MPY93003	274.04	276.00	319.9	13.5	9.9	0.9	12.7	3.0	164.2	1.7	100.5	34.4	11.4	16.4	1.9	1.6	91.2	10.7	782.5	26.2	776.9	0.078	35.1	35.9	11.6
MPYDD015	MPY93004	276.00	278.00	367.8	16.0	11.2	1.2	14.2	3.3	189.8	1.8	112.9	38.7	9.8	18.8	2.1	1.8	106.5	12.1	898.1	26.8	748.3	0.075	31.1	42.1	10.0
MPYDD015	MPY93005	278.00	280.00	342.6	17.1	13.2	0.8	13.4	3.8	175.3	2.3	104.4	35.8	13.7	17.7	2.2	2.2	116.3	14.5	861.5	29.3	995.8	0.100	50.4	43.3	20.9
MPYDD015	MPY93006	280.00	282.00	357.2	16.6	12.9	0.7	13.7	3.8	186.5	2.2	107.4	37.7	14.9	17.9	2.2	2.1	114.2	13.6	888.6	27.6	1,137.4	0.114	55.7	46.1	24.0
MPYDD015	MPY93007	282.00	284.00	401.6	21.5	16.8	0.6	15.6	4.8	208.6	2.8	115.8	40.8	19.6	19.8	2.6	2.7	152.8	18.3	1,025.2	31.3	1,819.9	0.182	94.9	71.6	37.5
MPYDD015	MPY93008	284.00	286.00	678.2	21.6	16.1	0.7	19.5	4.7	381.5	2.5	181.8	66.9	23.0	27.0	2.9	2.5	156.8	17.0	1,579.8	32.4	1,958.6	0.196	102.4	54.3	44.1
MPYDD015	MPY93009	286.00	288.00	957.5	23.9	17.7	0.9	23.9	5.3	495.9	2.7	246.3	89.8	21.8	34.2	3.4	2.9	164.7	18.2	2,087.3	31.8	1,837.0	0.184	94.6	59.7	39.2
MPYDD015	MPY93010	288.00	290.00	638.3	20.7	14.3	0.8	17.6	4.4	329.6	2.3	159.0	55.9	8.1	25.3	2.8	2.3	149.8	14.0	1,437.0	44.6	1,332.0	0.133	78.1	49.8	27.7
MPYDD015	MPY93011	290.00	292.00	551.9	22.7	15.7	0.7	17.9	4.9	272.0	2.6	139.9	49.3	7.7	24.0	3.1	2.5	175.1	15.7	1,297.9	45.0	1,689.7	0.169	96.5	51.7	37.0
MPYDD015	MPY93012	292.00	294.00	507.3	20.5	14.4	0.7	17.1	4.5	254.3	2.3	131.2	45.4	8.3	23.4	2.8	2.3	162.7	14.2	1,203.1	43.7	1,512.2	0.151	89.1	48.0	33.9
MPYDD015	MPY93013	294.00	296.00	588.6	23.2	16.7	0.7	18.9	5.2	289.8	2.7	150.6	52.3	9.0	26.2	3.1	2.6	183.1	16.9	1,380.6	42.1	1,705.4	0.171	99.8	53.4	37.4
MPYDD015	MPY93014	296.00	298.00	308.8	22.6	16.8	0.7	15.6	5.0	129.0	2.6	91.4	29.8	12.6	18.9	2.8	2.6	182.7	16.2	845.7	42.4	1,902.8	0.190	111.9	51.8	42.2
MPYDD015	MPY93015	298.00	300.00	480.9	25.5	18.5	0.8	18.6	5.7	233.2	3.0	124.5	43.5	13.8	23.1	3.2	3.0	209.4	18.3	1,211.0	42.4	1,704.0	0.170	97.8	52.8	37.8
MPYDD015	MPY93016	300.00	302.00	535.6	30.2	19.8	1.3	23.2	6.4	239.7	2.8	147.2	49.5	8.9	29.0	3.9	3.0	235.8	17.5	1,344.9	42.4	2,061.6	0.206	116.3	54.6	41.7
MPYDD015	MPY93017	302.00	304.00	784.7	31.8	19.2	1.0	29.2	6.5	375.1	2.7	208.9	71.5	12.4	38.8	4.5	2.9	245.1	16.5	1,838.4	42.5	1,895.7	0.190	103.3	52.2	39.1
MPYDD015	MPY93018	304.00	306.00	461.1	26.6	18.1	0.9	21.2	5.7	194.6	2.7	135.3	44.5	11.0	27.0	3.5	2.7	210.5	16.4	1,171.0	42.6	2,027.3	0.203	113.7	43.5	44.8
MPYDD015	MPY93019	306.00	308.00	366.9	20.7	13.3	0.6	17.3	4.4	144.5	1.9	114.0	36.7	14.1	22.7	2.8	1.9	159.0	12.1	918.7	41.3	1,902.8	0.190	117.1	33.0	46.7
MPYDD015	MPY93021	308.00	310.00	393.7	22.4	15.0	0.7	18.8	4.7	158.2	2.2	121.2	38.7	10.0	23.3	2.9	2.2	182.6	13.1	999.6	40.4	1,991.5	0.199	110.1	26.9	39.9
MPYDD015	MPY93022	310.00	312.00	347.8	23.1	16.0	0.7	18.3	5.0	141.2	2.3	108.8	34.6	8.1	21.9	3.1	2.2	194.4	13.8	933.1	40.3	1,683.9	0.168	91.5	29.2	32.2
MPYDD015	MPY93023	312.00	314.00	435.3	28.1	19.1	0.9	22.4	6.1	181.2	2.8	131.1	41.9	10.4	26.0	3.8	2.6	233.9	16.7	1,152.0	40.8	1,675.3	0.168	89.5	41.1	27.8
MPYDD015	MPY93024	314.00	316.00	563.7	28.1	19.1	0.9	23.9	5.8	242.2	2.7	160.8	53.4	17.9	29.6	3.9	2.6	227.6	16.4	1,380.8	40.4	2,021.6	0.202	106.4	35.3	35.8
MPYDD015	MPY93026	316.00	318.00	526.0	25.4	17.0	0.9	21.8	5.3	221.5	2.6	152.6	50.0	12.0	28.3	3.5	2.4	198.6	15.0	1,271.0	40.0	2,097.4	0.210	110.7	30.4	38.1
MPYDD015	MPY93027	318.00	320.00	503.5	30.1	20.4	1.0	23.9	6.3	213.2	2.8	148.1	48.3	11.7	28.6	4.1	2.7	233.4	17.1	1,283.7	39.0	2,000.1	0.200	105.6	31.4	34.3
MPYDD015	MPY93028	320.00	322.00	525.3	29.7	20.8	0.8	23.6	6.4	217.2	3.4	150.2	50.3	9.5	28.5	4.0	3.0	238.5	19.1	1,320.9	40.1	2,127.5	0.213	112.9	31.0	36.0
MPYDD015	MPY93029	322.00	324.00	451.1	26.6	18.6	0.9	21.1	5.7	183.4	3.0	133.4	43.5	11.4	25.9	3.5	2.6	207.1	17.2	1,143.7	39.6	1,971.5	0.197	104.6	29.4	35.6
MPYDD015	MPY93031	324.00	326.00	446.0	27.9	20.2	0.8	21.2	6.1	179.1	3.0	131.8	43.4	11.2	25.4	3.6	2.9	216.8	17.6	1,145.8	39.9	1,994.4	0.199	105.6	28.3	35.5
MPYDD015	MPY93032	326.00	327.80	485.5	29.2	20.2	0.9	21.8	6.3	201.3	3.0	142.5	46.4	10.3	27.1	3.8	2.9	229.6	17.4	1,237.8	39.8	1,924.3	0.192	101.9	23.2	35.7
MPYDD015	MPY93033	327.80	328.20	398.7	22.0	15.2	0.7	17.8	4.7	187.3	2.3	121.9	38.4	6.4	22.1	2.9	2.2	162.8	13.2	1,012.3	38.0	925.7	0.093	42.7	33.7	16.6
MPYDD015	MPY93034	328.20	330.00	478.3	29.7	20.7	0.9	22.5	6.4	195.3	3.0	140.8	46.3	11.0	27.4	3.9	2.9	231.4	17.5	1,226.9	40.2	2,017.3	0.202	107.6	25.5	36.2
MPYDD015	MPY93035	330.00	332.00	458.4	28.1	20.0	0.8	21.1	6.2	184.2	2.8	132.9	44.3	12.9	25.6	3.6	2.9	220.8	16.9	1,168.8	39.9	2,065.9	0.207	109.4	28.0	36.8

www.chilwaminerals.com.au	Page 14 of 25

30 October 2026 | ASX Announcement MPYDD015 EXTENDS NIOBIUM MINERALISATION AT NAKOMBE SYENITE INTRUSION

Hole Number	Sample ID	From	To	CeO₂ ppm	Dy₂O₃ ppm	Er₂O₃ ppm	Eu₂O₃ ppm	Gd₂O₃ ppm	Ho₂O₃ ppm	La₂O₃ ppm	Lu₂O₃ ppm	Nd₂O₃ ppm	Pr₆O₁₁ ppm	Sc₂O₃ ppm	Sm₂O₃ ppm	Tb₄O₇ ppm	Tm₂O₃ ppm	Y₂O₃ ppm	Yb₂O₃ ppm	TREO ppm	Ga ppm	Nb₂O₅ ppm	Nb₂O₅ %	Ta ppm	Th ppm	U ppm
MPYDD015	MPY93036	332.00	334.00	491.0	29.0	20.6	0.8	22.0	6.4	199.7	3.2	142.3	47.0	10.3	26.8	3.8	2.9	229.1	17.8	1,242.3	39.7	2,034.5	0.203	110.3	22.1	37.2
MPYDD015	MPY93037	334.00	335.50	454.1	30.1	22.1	0.8	21.0	6.6	182.0	3.5	130.4	43.5	13.8	25.3	3.8	3.1	230.2	19.8	1,176.3	38.5	2,024.4	0.202	108.7	25.2	36.0
MPYDD015	MPY93038	335.50	337.50	476.7	30.2	23.0	0.8	20.1	6.8	192.5	3.6	132.0	44.7	14.6	24.9	3.8	3.3	228.8	20.8	1,212.1	39.5	2,181.8	0.218	118.3	26.7	41.2
MPYDD015	MPY93039	337.50	339.50	456.5	28.3	21.2	0.8	19.8	6.3	180.8	3.3	127.8	43.1	13.5	24.1	3.6	3.0	218.7	18.8	1,156.2	40.1	2,161.8	0.216	109.2	22.1	39.9
MPYDD015	MPY93041	339.50	341.50	466.4	29.5	22.0	0.8	21.0	6.5	191.4	3.4	132.0	44.2	11.4	25.3	3.8	3.1	223.4	19.8	1,192.6	39.7	2,071.7	0.207	109.8	25.5	37.0
MPYDD015	MPY93042	341.50	343.00	466.7	26.3	18.1	0.8	21.4	5.5	209.5	2.6	140.1	44.8	8.0	25.7	3.5	2.5	187.6	15.4	1,170.5	39.6	1,402.1	0.140	74.3	30.1	26.6
MPYDD015	MPY93043	343.00	345.00	438.2	21.6	14.3	0.7	18.6	4.5	211.3	2.2	132.6	41.6	5.1	23.5	2.9	2.1	143.9	12.5	1,070.4	39.1	931.4	0.093	44.1	32.8	16.5
MPYDD015	MPY93044	345.00	347.00	468.6	21.5	14.6	0.7	19.5	4.5	237.6	2.0	143.0	44.5	2.3	24.6	3.1	2.1	142.2	12.5	1,140.9	39.9	648.1	0.065	28.4	33.6	12.3
MPYDD015	MPY93046	347.00	348.50	465.2	20.1	12.7	0.6	18.7	4.0	237.3	1.8	143.9	44.5	2.0	24.6	2.8	1.8	120.0	11.2	1,109.1	39.0	349.1	0.035	14.6	33.0	7.5
MPYDD015	MPY93047	348.50	349.50	474.5	21.3	14.1	0.6	19.1	4.5	242.4	2.0	145.3	44.9	3.7	24.8	2.9	2.1	138.5	12.4	1,149.6	40.8	503.6	0.050	23.4	33.9	9.7
MPYDD015	MPY93048	349.50	351.50	868.2	47.2	33.0	1.4	37.5	10.1	409.4	4.5	252.6	82.2	14.6	46.6	6.4	4.7	331.3	27.3	2,162.4	41.8	2,533.8	0.253	133.8	27.1	46.8
MPYDD015	MPY93049	351.50	353.50	684.7	45.0	31.9	1.2	32.2	9.7	287.8	4.2	197.4	65.5	17.2	38.4	5.8	4.3	316.3	26.0	1,750.3	40.5	2,621.0	0.262	129.6	27.7	52.0
MPYDD015	MPY93051	353.50	355.50	618.1	45.9	32.8	1.2	32.2	10.1	262.9	4.4	182.3	59.3	13.8	36.9	5.9	4.6	335.1	27.3	1,659.0	40.1	2,237.6	0.224	111.2	27.0	47.1
MPYDD015	MPY93052	355.50	357.50	583.7	40.4	28.5	1.0	28.6	8.7	245.9	4.0	167.6	55.6	14.4	33.9	5.3	4.0	293.0	24.6	1,524.8	39.6	2,161.8	0.216	113.4	31.1	45.1
MPYDD015	MPY93053	357.50	359.50	615.2	45.6	31.7	1.0	32.5	9.9	266.1	4.1	182.8	59.3	11.2	37.3	5.8	4.3	318.5	25.8	1,639.9	40.4	2,174.7	0.217	113.1	27.7	44.6
MPYDD015	MPY93054	359.50	361.50	599.3	44.9	31.8	1.0	29.7	10.0	249.6	4.2	163.1	55.6	10.7	33.2	5.6	4.5	323.8	26.2	1,582.4	39.3	2,503.7	0.250	125.7	29.3	50.7
MPYDD015	MPY93055	361.50	363.50	622.8	43.5	30.1	1.2	31.2	9.3	257.9	3.9	178.3	59.0	14.1	35.8	5.6	4.1	314.0	24.0	1,620.8	39.8	2,379.3	0.238	117.2	29.1	49.5
MPYDD015	MPY93056	363.50	365.50	645.9	46.4	32.1	1.2	33.2	9.9	274.2	4.1	187.6	61.5	15.2	37.8	6.0	4.5	336.0	26.1	1,706.3	40.3	2,407.9	0.241	124.8	32.7	51.7
MPYDD015	MPY93057	365.50	367.50	741.8	48.3	32.1	1.4	37.9	10.1	324.9	3.9	224.6	72.5	11.0	44.9	6.5	4.3	326.5	25.2	1,904.9	40.7	2,479.4	0.248	127.1	27.4	52.2
MPYDD015	MPY93058	367.50	369.50	1,748.5	73.0	45.1	2.7	70.9	14.7	945.7	5.3	550.1	180.1	10.9	95.1	10.8	6.1	466.8	34.5	4,249.3	44.8	3,023.1	0.302	153.2	39.2	62.0
MPYDD015	MPY93059	369.50	371.50	1,347.4	54.7	34.6	1.9	50.1	11.2	794.7	4.2	369.0	129.9	9.7	64.8	7.9	4.7	372.7	27.2	3,275.2	43.1	2,226.2	0.223	116.8	35.8	46.5
MPYDD015	MPY93061	371.50	373.50	588.5	42.9	31.2	1.0	29.0	9.3	277.6	4.2	153.3	53.0	13.7	31.9	5.5	4.3	339.6	26.6	1,598.1	40.8	1,556.6	0.156	74.5	27.5	28.9
MPYDD015	MPY93062	373.50	375.50	828.6	58.8	39.5	1.5	45.0	12.5	439.2	5.1	240.3	77.4	12.0	50.4	7.8	5.5	407.6	32.3	2,251.4	41.8	1,240.4	0.124	51.4	41.7	20.8
MPYDD015	MPY93063	375.50	377.50	2,612.8	55.2	34.2	2.3	63.7	11.0	1,650.8	5.5	637.6	235.1	16.6	93.0	8.8	5.0	306.9	31.7	5,753.7	52.4	1,354.9	0.135	54.3	64.4	16.5
MPYDD015	MPY93064	377.50	379.50	736.1	46.7	31.3	1.3	36.9	10.0	329.4	4.1	212.5	69.8	6.9	43.6	6.2	4.5	334.1	26.2	1,892.7	41.0	2,176.1	0.218	114.6	35.2	41.0
MPYDD015	MPY93066	379.50	381.50	615.7	42.5	31.1	1.2	31.7	9.4	254.3	4.5	179.2	59.2	11.5	36.9	5.5	4.5	317.7	27.3	1,620.6	41.0	2,485.1	0.249	125.3	39.3	48.8
MPYDD015	MPY93067	381.50	383.20	526.0	48.8	35.0	1.3	33.1	10.7	222.4	4.5	159.2	51.3	10.0	35.7	6.1	4.9	361.3	28.5	1,528.7	39.0	1,808.4	0.181	93.6	36.5	37.2
MPYDD015	MPY93068	383.20	383.80	344.9	18.4	11.4	0.9	16.0	3.9	173.1	1.7	128.1	38.5	20.1	21.5	2.5	1.7	110.2	11.0	883.9	38.0	366.3	0.037	14.6	20.7	5.4
MPYDD015	MPY93069	383.80	385.00	500.7	52.0	34.4	1.3	33.5	11.5	217.4	4.7	164.3	53.3	63.5	35.6	6.5	5.1	389.5	26.9	1,536.7	41.2	1,955.8	0.196	92.0	46.4	39.7
MPYDD015	MPY93071	385.00	387.00	931.3	66.2	38.3	1.9	56.4	13.9	514.3	4.4	310.5	97.4	50.8	64.0	9.1	5.3	452.2	26.8	2,591.7	48.6	1,217.5	0.122	54.6	38.4	20.0
MPYDD015	MPY93072	387.00	389.00	1,111.8	84.0	48.8	2.3	69.7	17.6	607.6	5.5	369.9	115.9	56.8	76.5	11.4	6.6	573.0	32.5	3,133.2	49.1	1,347.7	0.135	65.7	36.7	24.2
MPYDD015	MPY93073	389.00	391.00	675.0	63.7	39.0	1.5	45.8	13.5	303.2	4.2	229.3	72.7	32.4	50.3	8.2	5.3	459.4	26.0	1,997.1	47.5	2,312.0	0.231	106.1	37.1	42.9
MPYDD015	MPY93074	391.00	393.00	742.3	73.0	44.6	1.7	53.6	15.7	330.7	5.1	253.7	79.9	48.9	57.6	9.5	6.2	525.7	30.5	2,229.9	45.8	2,352.1	0.235	112.0	39.7	47.2
MPYDD015	MPY93075	393.00	395.00	547.6	43.8	31.2	1.2	34.1	9.9	234.1	3.5	170.1	56.7	38.8	37.3	6.0	4.5	377.9	22.7	1,580.5	43.8	2,392.1	0.239	111.1	37.2	42.9
MPYDD015	MPY93076	395.00	397.00	566.8	47.2	33.4	1.2	36.9	10.7	236.2	3.9	180.1	59.8	30.7	40.7	6.5	4.8	403.6	24.7	1,656.3	44.1	2,841.4	0.284	116.0	39.0	47.4
MPYDD015	MPY93077	397.00	399.00	577.0	60.5	41.5	1.4	46.4	13.5	240.3	4.3	196.0	62.3	37.4	48.4	8.1	5.9	489.4	29.3	1,824.3	44.8	2,309.1	0.231	106.5	42.0	42.9
MPYDD015	MPY93078	399.00	400.60	543.9	62.9	45.3	1.5	43.8	14.3	223.7	4.9	180.4	58.1	50.0	45.5	8.1	6.5	505.4	32.6	1,776.9	45.7	2,442.2	0.244	116.8	48.2	46.6
MPYDD015	MPY93079	400.60	400.90	209.6	13.5	8.5	2.7	13.1	3.0	99.2	0.9	77.1	23.0	38.7	15.2	2.0	1.3	90.0	6.8	565.8	21.9	456.4	0.046	21.1	9.8	7.5
MPYDD015	MPY93081	400.90	401.50	939.5	70.5	46.4	1.6	57.9	15.5	464.7	4.7	284.8	94.6	31.3	61.3	9.6	6.4	566.1	30.7	2,654.3	45.8	2,097.4	0.210	100.9	43.3	37.2

Notes:

●	Oxide values have been derived from the original elemental ICP-MS assay data by stoichiometric conversion; conversion factors are set out in JORC Table 1 (Appendix 2).

●	TREO excludes scandium oxide (Sc₂O₃), which is reported in a separate column.

●	MPYDD015 was selectively sampled and assayed; unsampled intervals are not reported.

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30 October 2026 | ASX Announcement MPYDD015 EXTENDS NIOBIUM MINERALISATION AT NAKOMBE SYENITE INTRUSION

Table 4: Significant intercepts – MPYDD009 and MPYDD015

Hole Number	Depth From (m)	Depth To (m)	Intercept (m)	Nb₂O₅ %	TREO ppm	Ta ppm	Ga ppm
MPYDD009	0.00	57.00	57.00	0.32	1,582	173.9	61.0
incl	43.00	57.00	14.00	0.43	1,542	240.7	59.2
MPYDD009	85.00	95.00	10.00	0.22	2,017	112.3	43.5
MPYDD009	100.45	108.50	8.05	0.22	1,388	114.9	42.5
MPYDD009	116.00	120.00	4.00	0.26	1,508	123.8	42.8
MPYDD009	130.00	140.00	10.00	0.26	1,964	127.4	45.1
MPYDD009	150.00	175.10	25.10	0.22	1,475	115.3	44.2
MPYDD009	183.10	187.10	4.00	0.27	1,371	146.9	44.6
MPYDD009	189.00	204.00	15.00	0.22	1,558	115.7	45.7
MPYDD009	230.00	234.00	4.00	0.21	1,359	110.1	36.6
MPYDD009	245.56	253.56	8.00	0.21	1,534	114.4	38.1
MPYDD009	257.56	267.56	10.00	0.21	1,315	109.7	37.2
MPYDD009	272.50	294.60	22.10	0.21	1,417	110.7	36.8
MPYDD015	314.00	322.00	8.00	0.21	1,314	108.9	39.9
MPYDD015	328.20	341.50	13.30	0.21	1,197	110.6	39.7
MPYDD015	349.50	371.50	22.00	0.24	2,098	124.2	40.9
MPYDD015	377.50	381.50	4.00	0.23	1,757	120.0	41.0
MPYDD015	389.00	401.50	12.50	0.24	1,855	108.6	44.7

Notes:

●	Intervals reported at a 0.2% Nb₂O₅ cut-off, minimum 4 m width, up to 4 m consecutive internal dilution; 'incl' at 0.3% Nb₂O₅. Length-weighted averages. Downhole lengths; true widths not known.

●	TREO = La–Lu + Y₂O₃ oxides (standard conversion factors; Sc₂O₃ excluded). Nb₂O₅ = Nb × 1.4307. Ta and Ga reported as elemental ppm.

Table 5: Drill hole collar locations of all drill holes show or referenced in this announcement. Coordinate system: WGS1984/UTM Zone 36S

Hole ID	Depth (m)	Status	Easting	Northing	Azimuth	Elevation
MPYDD006	251.1	Complete	770745.26	8295053.50	90	646.47
MPYDD007	215.0	Complete	770960	8295053	273	645
MPYDD009	385.5	Complete	770876	8295165	180	645
MPYDD015	401.5	Complete	770873	8294901	355	642

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Appendix 2 – jorc table 1

Section 1 Sampling Techniques and Data

(Criteria in this section apply to all succeeding sections)

Criteria	JORC Code explanation	Commentary
Sampling techniques

Nature and quality of sampling (eg cut channels, random chips, or specific specialised industry standard measurement tools appropriate to the minerals under investigation, such as down hole gamma sondes, or handheld XRF instruments, etc). These examples should not be taken as limiting the broad meaning of sampling.

Include reference to measures taken to ensure sample representivity and the appropriate calibration of any measurement tools or systems used.

Aspects of the determination of mineralisation that are Material to the Public Report.

In cases where ‘industry standard’ work has been done this would be relatively simple (eg ‘reverse circulation drilling was used to obtain 1 metre samples from which 3 kg was pulverised to produce a 30 g charge for fire assay’). In other cases, more explanation may be required, such as where there is coarse gold that has inherent sampling problems. Unusual commodities or mineralisation types (eg submarine nodules) may warrant disclosure of detailed information.

Sampling was undertaken on diamond drill core (PQ, HQ and NQ diameters) recovered from reconnaissance drilling. Half-core sampling was carried out using a diamond saw. Intervals were selected based on geological logging (lithology, alteration, mineralisation, veining). Samples were prepared at the Company’s sample prep facility in Zalewa, Malawi, and pulp samples were dispatched to UIS Analytical Services (Johannesburg, South Africa) for multi-element analysis by ICP-MS. Only laboratory ICP-MS results are used for public reporting in this announcement.

Samples were collected in 1 metre maximum or lithology-constrained intervals. 2.5–5 kg of half-core material was collected per sample, prepared (crushed to <1 mm, then pulverised to 90% passing 75 µm) at the in-house Chilwa Prep Laboratory, and a pulp sub-sample was dispatched for laboratory analysis.

Mineralisation was logged visually and confirmed using historic data and petrography.

Drilling techniques	Drill type (eg core, reverse circulation, open-hole hammer, rotary air blast, auger, Bangka, sonic, etc) and details (eg core diameter, triple or standard tube, depth of diamond tails, face-sampling bit or other type, whether core is oriented and if so, by what method, etc).	Reconnaissance drilling was completed using diamond drilling (PQ, HQ and NQ core diameter) with standard wireline/winch technique. Core orientation was conducted using Axis Mining technology Champ Ori device and software.

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Criteria	JORC Code explanation	Commentary
Drill sample recovery

Method of recording and assessing core and chip sample recoveries and results assessed.

Measures taken to maximise sample recovery and ensure representative nature of the samples.

Whether a relationship exists between sample recovery and grade and whether sample bias may have occurred due to preferential loss/gain of fine/coarse material.

Core recoveries were recorded for each run by measuring recovered length vs drilled length. Recoveries generally exceed 99% in fresh rock and 93% in weathered zone for holes MPYDD009 and MPYDD015. Poorly recovered zones were logged as poor recovery or core loss as applicable.

Drilling was monitored continuously. Drillers used manual extraction off the core barrel techniques throughout the exercise. Sampling avoided zones of core loss.

No bias has been observed. medium-grained REE/Nb minerals are not expected to be preferentially lost. However, this will be reassessed as project advances.

Logging

Whether core and chip samples have been geologically and geotechnically logged to a level of detail to support appropriate Mineral Resource estimation, mining studies and metallurgical studies.

Whether logging is qualitative or quantitative in nature. Core (or costean, channel, etc) photography.

The total length and percentage of the relevant intersections logged.

All drill core was geologically logged (lithology, alteration, structure, mineralisation, veining) to industry standards. Logging is suitable to support Geological Modelling requirements.

Logging was both qualitative and semi-quantitative. All cores were photographed (wet and dry). Modal mineralogy was estimated visually.

100% of core was logged from surface to end of hole.

Sub-sampling techniques and sample preparation

If core, whether cut or sawn and whether quarter, half or all cores taken.

If non-core, whether riffled, tube sampled, rotary split, etc and whether sampled wet or dry.

For all sample types, the nature, quality and appropriateness of the sample preparation technique.

Quality control procedures adopted for all sub- sampling stages to maximise representivity of samples.

Measures taken to ensure that the sampling is representative of the in-situ material collected, including for instance results for field duplicate/second- half sampling.

Whether sample sizes are appropriate to the grain size of the material being sampled.

Sample Core was half-core sampled using a diamond saw. In some instances, quarter-core for duplicate.

Not applicable – diamond core only.

Sample prep followed industry best practices: drying, crushing 80% to < 1 mm, splitting, and pulverising to 90% passing 75 micron.

Pulp samples (200 g per sample) were bagged and shipped to UIS Analytical Services for analysis by ICP-MS.

ICP-MS results received for neighbouring drill hole MPYDD006 indicate adequate sample size as evidenced by low variation within duplicate samples within that batch.

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Criteria	JORC Code explanation	Commentary
Quality of assay data and laboratory tests

The nature, quality and appropriateness of the assaying and laboratory procedures used and whether the technique is considered partial or total.

For geophysical tools, spectrometers, handheld XRF instruments, etc, the parameters used in determining the analysis include instrument make and model, reading times, calibrations factors applied and their derivation, etc.

Nature of quality control procedures adopted (eg standards, blanks, duplicates, external laboratory checks) and whether acceptable levels of accuracy (ie lack of bias) and precision have been established.

Assays were conducted by UIS Analytical Services (Johannesburg, South Africa) under certificates 6693 (MPYDD009, repeat analysis) and 6868 (MPYDD015). Samples were digested by lithium borate fusion and analysed by ICP-MS for the REE suite (La, Ce, Pr, Nd, Sm, Eu, Gd, Tb, Dy, Ho, Er, Tm, Yb, Lu and Y), Sc, Nb, Ta, Ga, Th and U.

Lithium borate fusion is considered a near-total technique for most REE-bearing minerals. Digestion of refractory niobium-bearing phases may be incomplete, and reported Nb₂O₅ grades may therefore be conservative.

An Olympus VANTA Max portable XRF analyser (50 kV), operated on pressed pulp pellets at the Company’s Zalewa sample preparation facility, was used for logging and sample-selection guidance. pXRF results for MPYDD009 and MPYDD015 were previously reported (ASX announcements, 19 May 2026 and 5 June 2026), with instrument parameters disclosed in those announcements, and are referred to in this announcement for comparison only. All results reported in this announcement are laboratory ICP-MS assays.

●    QAQC programme included insertion of certified reference materials (CRMs), blanks and duplicates at regular intervals (~1:20), together with internal laboratory QC by UIS Analytical Services.

The ICP-MS results reported in this announcement supersede the pXRF results previously reported for MPYDD009 (ASX announcement, 19 May 2026) and MPYDD015 (ASX announcement, 5 June 2026). Paired pXRF and ICP-MS analyses show a strong positive correlation, with pXRF consistently understating Nb₂O₅ relative to ICP-MS and the difference increasing with grade. The paired dataset shown below is from drill hole MPYDD006, comprising samples for which both pXRF and laboratory ICP-MS Nb₂O₅ values are available for the same sample interval, grouped by grade range.

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Criteria	JORC Code explanation	Commentary

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30 October 2026 | ASX Announcement MPYDD015 EXTENDS NIOBIUM MINERALISATION AT NAKOMBE SYENITE INTRUSION

Criteria	JORC Code explanation	Commentary
Verification of sampling and assaying

The verification of significant intersections by either independent or alternative company personnel.

The use of twinned holes.

Documentation of primary data, data entry procedures, data verification, data storage (physical and electronic) protocols.

Discuss any adjustment to assay data.

Logging and sampling verified by project geologist and reviewed by the Chief Project Geologist.

No twinning conducted during this a reconnaissance stage.

All logging and sampling data recorded digitally in the field/core sample shed, validated, and backed up on secure servers. Hardcopy backups also maintained. Laboratory assay files were imported directly into Datashed software and retained in their original unedited form.

No adjustments to raw assay data. Oxide values were calculated from elemental assays using the conversion factors set out under Data aggregation methods (Section 2). Anomalous values were flagged and reviewed by the supervising geologist before inclusion in reports.

Location of data points

Accuracy and quality of surveys used to locate drill holes (collar and down-hole surveys), trenches, mine workings and other locations used in Mineral Resource estimation.

Specification of the grid system used.

Quality and adequacy of topographic control.

Drill collar locations surveyed using differential GPS (DGPS) with sub-metre accuracy. Downhole surveys conducted with AXIS gyro tools.

WGS84 / UTM Zone 36S.

LiDAR-based topographic control used for collar elevations and drill planning. Accuracy within ±0.5 metres.

Data spacing and distribution

Data spacing for reporting Exploration Results.

Whether the data spacing and distribution is sufficient to establish the degree of geological and grade continuity appropriate for the Mineral Resource and Ore Reserve estimation procedure(s) and classifications applied.

Whether sample compositing has been applied.

Reconnaissance holes spaced at ~50 to 100 metres spacing, sufficient for resource estimation. No Mineral Resource defined at this stage. No compositing done for reporting purposes.
Orientation of data in relation to geological structure

Whether the orientation of sampling achieves unbiased sampling of possible structures and the extent to which this is known, considering the deposit type.

If the relationship between the drilling orientation and the orientation of key mineralised structures is considered to have introduced a sampling bias, this should be assessed and reported if material.

Analysis of the structure tested is ongoing to arrive to a determination of true width of mineralisation.

Holes were oriented to intercept interpreted geophysical anomaly structures.

Orientation is believed to be suitable for initial reconnaissance drilling. Any bias will be evaluated as more structural data is obtained.

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Criteria	JORC Code explanation	Commentary
Sample security	The measures taken to ensure sample security.	Samples, derived from drill core, were stored securely on site, transported by Chilwa Minerals Field personnel to the sample preparation facility in Zalewa, Malawi. Drill core was logged and subject to sample prep as described in this report. Pulp sub-samples were shipped to UIS Analytical Services, Johannesburg, for ICP-MS assay.
Audits or reviews	The results of any audits or reviews of sampling techniques and data.	Internal review of sampling protocols conducted. No external audits or reviews have been undertaken at this stage.

Section 2 Reporting Exploration Results

(Criteria listed in the preceding section also apply to this section.)

Criteria	JORC Code explanation	Commentary
Mineral tenement and land tenure status

Type, reference name/number, location and ownership including agreements or material issues with third parties such as joint ventures, partnerships, overriding royalties, native title interests, historical sites, wilderness or national park and environmental settings.

The security of the tenure held at the time of reporting along with any known impediments to obtaining a licence to operate in the area.

Work is undertaken under exploration license EL0670/22/R1 100% owned by Chilwa Minerals Africa.

Chilwa Minerals Limited also controls (100%) of license EL0835/25 directly to the south of EL0670/22/R1 through its 100% subsidiary Phalombe Minerals.

EL0670/22/R1 and EL0835/25 have been issued in September 2025 for 3 and 5 year exploration terms. The licences currently extend to HMS and REE, and the Company has applied to extend the licences to niobium and related minerals. This is the usual practice in Malawi and the application is considered to be administrative.

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Criteria	JORC Code explanation	Commentary
Exploration done by other parties	Acknowledgment and appraisal of exploration by other parties.

Systematic exploration for REE mineralisation and Carbonatites has not been undertaken within the tenement, however, has been conducted in the immediate regional area (eg Tundulu and Songwe hills).

Academic research into the deposition of the HMS deposits around Lake Chilwa have been undertaken since the 1980’s.

Exploration of the HMS mineralisation in the lake Chilwa area has been undertaken by various government concerns and companies, commencing with Claus Brinkmann between 1991 and 1993 as part of an initiative by the German Government to aid mineral development in Malawi.

In 2014, Tate Minerals (Tate) undertook a desktop review of the work undertaken by Claus Brinkmann and entered into a Joint Venture agreement with Mota-Engil Investments (Malawi) Limited (MEIML) to explore EL 0572/20, an EL that contains the current target area.

Geology	Deposit type, geological setting and style of mineralisation.	Potential REE and niobium, tantalum, gallium mineralisation within and beneath previously identified Heavy Mineral Sands deposits. As well as potential separate REE deposits within or resulting from Alkaline magmatic activity (Carbonatites) in the area, a component of the Cretaceous age Chilwa Alkaline province.
Drill hole Information

A summary of all information material to the understanding of the exploration results including a tabulation of the following information for all Material drill holes:

●      easting and northing of the drill hole collar

●      elevation or RL (Reduced Level – elevation above sea level in metres) of the drill hole collar

●      dip and azimuth of the hole

●      downhole length and interception depth

●      hole length.

If the exclusion of this information is justified on the basis that the information is not Material and this exclusion does not detract from the understanding of the report, the Competent Person should clearly explain why this is the case.

A full table of results and material drilling information is provided in Appendix 1.

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30 October 2026 | ASX Announcement MPYDD015 EXTENDS NIOBIUM MINERALISATION AT NAKOMBE SYENITE INTRUSION

Criteria	JORC Code explanation	Commentary
Data aggregation methods

In reporting Exploration Results, weighting averaging techniques, maximum and/or minimum grade truncations (eg cutting of high grades) and cut-off grades are usually Material and should be stated.

Where aggregate intercepts incorporate short lengths of high-grade results and longer lengths of low grade results, the procedure used for such aggregation should be stated and some typical examples of such aggregations should be shown in detail.

The assumptions used for any reporting of metal equivalent values should be clearly stated.

Significant intersections were calculated as length-weighted average grades above a 0.2% Nb₂O₅ cut-off, allowing a maximum of 4 m consecutive internal dilution below cut-off, with intervals starting and ending on samples above cut-off. 'Including' intervals use a 0.35% Nb₂O₅ cut-off with a maximum of 2 m internal dilution. No top-cutting was applied. Whole-hole and sampled-section intervals are reported without a cut-off. Unsampled intervals in MPYDD015 are not included.

Oxide values were calculated from elemental ICP-MS assays using the following stoichiometric conversion factors (element ppm × factor = oxide ppm):

Nb→Nb₂O₅ 1.4307;

La→La₂O₃ 1.1728;

Ce→CeO₂ 1.2284;

Pr→Pr₆O₁₁ 1.2082;

Nd→Nd₂O₃ 1.1664;

Sm→Sm₂O₃ 1.1596;

Eu→Eu₂O₃ 1.1579;

Gd→Gd₂O₃ 1.1526;

Tb→Tb₄O₇ 1.1762;

Dy→Dy₂O₃ 1.1477;

Ho→Ho₂O₃ 1.1455;

Er→Er₂O₃ 1.1435;

Tm→Tm₂O₃ 1.1421;

Yb→Yb₂O₃ 1.1387;

Lu→Lu₂O₃ 1.1371;

Y→Y₂O₃ 1.2699;

Sc→Sc₂O₃ 1.5338.

Total Rare Earth Oxides (TREO) is the sum of the rare earth oxides La₂O₃ to Lu₂O₃ plus Y₂O₃ and excludes Sc₂O₃, Ga, Ta, Th and U are reported as elements (ppm).

Light Rare Earth Oxides (LREO) is the sum of the rare earth oxides La₂O₃ to Sm₂O₃

Heavy Rare Earth Oxides (HREO) is the sum of rare earth oxides Eu₂O₃ to Lu₂O₃ plus Y₂O₃

No metal equivalent values were reported.

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Criteria	JORC Code explanation	Commentary
Relationship between mineralisation widths and intercept lengths

These relationships are particularly important in the reporting of Exploration Results.

If the geometry of the mineralisation with respect to the drill hole angle is known, its nature should be reported.

If it is not known and only the down hole lengths are reported, there should be a clear statement to this effect (eg ‘down hole length, true width not known’).

Downhole lengths, true widths not known
Diagrams	Appropriate maps and sections (with scales) and tabulations of intercepts should be included for any significant discovery being reported These should include, but not be limited to a plan view of drill hole collar locations and appropriate sectional views.	Maps, sections and plan view are provided in the accompanying press release.
Balanced reporting	Where comprehensive reporting of all Exploration Results is not practicable, representative reporting of both low and high grades and/or widths should be practiced to avoid misleading reporting of Exploration Results.	All relevant information has been included in this press release which is considered to represent a balanced report.
Other substantive exploration data

Other exploration data, if meaningful and material, should be reported including (but not limited to):

geological observations; geophysical survey results;

geochemical survey results; bulk samples – size and method of treatment; metallurgical test results; bulk density, groundwater, geotechnical and rock characteristics; potential deleterious or contaminating substances.

See previous Company announcements for further reference.
Further work

The nature and scale of planned further work (eg tests for lateral extensions or depth extensions or large-scale step-out drilling).

Diagrams clearly highlighting the areas of possible extensions, including the main geological interpretations and future drilling areas, provided this information is not commercially sensitive.

Reconnaissance Diamond Drilling testing of geophysics anomalies and soil geochemistry anomalies is ongoing.

A drill program aimed at resource definition around the Nakombe target has been planned as shown in Figure 1.

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